As filed with the Securities and Exchange Commission on December 24, 1997
                                                    Registration No. 333 - _____
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            -------------------------

                           COLUMBIA SPORTSWEAR COMPANY
             (Exact name of Registrant as specified in its charter)

           Oregon                        5130                    93-0498284
(State or other jurisdiction (Primary Standard Industrial    (I.R.S. Employer
     of incorporation)       Classification Code Number)  Identification Number)

                              6600 North Baltimore
                             Portland, Oregon 97203
                                 (503) 286-3676
                   (Address, including zip code, and telephone
                         number, including area code, of
                    Registrant's principal executive offices)

                               Patrick D. Anderson
                             Chief Financial Officer
                           COLUMBIA SPORTSWEAR COMPANY
                              6600 North Baltimore
                             Portland, Oregon 97203
                                 (503) 286-3676

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            -------------------------

                                   Copies To:

        Stephen E. Babson                              John L. Savva
        Robert J. Moorman                           Sullivan & Cromwell
         Stoel Rives LLP                    444 South Flower Street, Suite 1200
 900 SW Fifth Avenue, Suite 2300               Los Angeles, California 90071
      Portland, Oregon 97204                           (213) 955-8000
          (503) 224-3380

                            -------------------------

                  Approximate date of commencement of proposed
                sale to the public: As soon as practicable after
                 this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                            -------------------------

                         CALCULATION OF REGISTRATION FEE

============================================================================================================
    Title of Each Class of Securities  Amount to be   Proposed Maximum   Proposed Maximum      Amount of
            to be Registered          Registered (1)   Offering Price   Aggregate Offering  Registration Fee
                                                       Per Share (2)         Price (2)
Common Stock....................      7,666,667           $16.00           $122,666,672        $36,187
============================================================================================================

(1) Includes 1,000,000 shares of Common Stock that the Underwriters have the option to purchase solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the Registration Fee pursuant to Rule 457(a) under the Securities Act of 1933. A portion of the proposed maximum aggregate offering price represents shares that are to be offered outside of the United States but that may be resold from time to time in the United States. Such shares are not being registered for the purpose of sales outside the United States.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the
Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
-------------------------------------------------------------------------------
===============================================================================

                 SUBJECT TO COMPLETION, DATED DECEMBER 23, 1997

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                                6,666,667 Shares

                                     [LOGO]

                           Columbia Sportswear Company

                                  Common Stock

                               -------------------


     Of the 6,666,667 shares of Common Stock offered, 5,333,334 shares are being offered hereby in the United States and 1,333,333 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting."

     All of the 6,666,667 shares of Common Stock offered are being sold by the Company.

     Prior to this offering, there has been no public market for the Common Stock of the Company. It is estimated that the initial public offering price per share will be between $______ and $______. For factors to be considered in determining the initial public offering price, see "Underwriting."

                              --------------------

     See "Risk Factors" beginning on page 8 for certain considerations relevant to an investment in the Common Stock.

     Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "COLM."



                               -------------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -------------------



                                                     Initial Public              Underwriting          Proceeds to
                                                     Offering Price              Discount(1)           Company(2)
Per Share......................................       $                         $                    $
Total (3)......................................       $                         $                    $

-------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2)  Before deducting estimated expenses of $700,000 payable by the Company.
(3) The Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 800,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the International Underwriters a similar option with respect to an additional 200,000 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to Company will be $___________, $_________ and $___________, respectively. See "Underwriting."

                               -------------------

     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares will be ready for delivery in New York, New York, on or about ________________, 1998 against payment therefor in immediately available funds.

Goldman, Sachs & Co.
                  NationsBanc Montgomery Securities, Inc.
                                                        PaineWebber Incorporated

                               -------------------
                     The date of this Prospectus is , 1998.

                                    [ARTWORK]






     The Company intends to furnish to its shareholders annual reports containing financial statements audited by an independent public accounting firm.

                              -------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER- ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     "Columbia Sportswear Company," "Columbia," "Convert," "Bugaboo," "Bugabootoo," "Interchange," "Omni-Dry" and "Silent Rain" are trademarks of the Company. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes forward-looking statements, including statements concerning planned expansion and financial resources, in "Summary" under the captions "The Company," "Business Strengths" and "Growth Strategy," in "Risk Factors" under the captions "Uncertain Ability to Implement Growth Strategy" and "Management of Growth; Expansion of Distribution Facility," in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the captions "Overview" and "Liquidity and Capital Resources" and in "Business" under the captions "Introduction," "Business Strengths," "Growth Strategy," "Industry Overview," "Products," "Business Process" and "Management Information System." These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties related to the Company's operations, some of which are beyond the Company's control. Certain factors that could cause results to differ materially from those projected in the forward-looking statements are described in "Risk Factors," including, but not limited to, competition, new product offerings by competitors and price pressures; seasonality, fluctuations in operating results and economic cyclicality; effects of weather; changes in consumer preferences; the Company's ability to implement its growth strategy, including management of growth and expansion of its distribution facility; dependence on key personnel, independent manufacturers and key suppliers; advance purchases of products; risks related to collectibility of receivables; product liability and warranty exposures; international operations, including risks associated with foreign operations such as currency exchange rate fluctuations; and dependence on proprietary rights. Risks and uncertainties that could have a material adverse effect on the Company are also described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the captions "Quarterly Results of Operations and Seasonality" and "Liquidity and Capital Resources," and in "Business" under the captions "Intellectual Property," "Competition" and "Government Regulation." Any of these risks or uncertainties may cause actual results or future circumstances to differ materially from any future results or circumstances expressed or implied by the forward-looking statements contained in this Prospectus.

                               PROSPECTUS SUMMARY


     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment options, (ii) gives retroactive effect to the conversion of all outstanding shares of the Company's nonvoting Common Stock into shares of voting Common Stock to be effected prior to the completion of the Offerings and (iii) gives retroactive effect to a 0.736-for-one reverse split of the Common Stock upon completion of the Offerings. See "Description of Capital Stock - Common Stock."

                                   The Company

     Columbia Sportswear Company ("Columbia" or the "Company") is a global leader in the design, manufacture, marketing and distribution of active outdoor apparel. As one of the largest outerwear manufacturers in the world and the leading seller of skiwear in the United States, the Company has developed an international reputation across an expanding product line for quality, performance, functionality and value. The Company believes its award-winning advertising campaigns effectively position the Columbia brand as active, outdoor, authentic and distinctly American.

     Established in 1938, the family-owned Company has grown from a small, regional hat distributor to a global leader in the active outdoor apparel industry. The Company has its roots and developed its initial expertise in the production of high quality, rugged outdoor fishing and hunting gear for the serious sportsman. Known for durability and dependability at a reasonable price, the Company leveraged its brand awareness in the 1990s by expanding into related merchandise categories and developing its "head-to-toe" outfitting concept. The Columbia brand appeals to a large, increasingly international consumer base. Today, the Company distributes its products to over 10,000 retailers in 30 countries. The Company's sales and operating income have increased to $299.0 million and $34.2 million in 1996 from $18.8 million and $1.6 million in 1987, representing 10-year compound annual growth rates of 32% and 36%, respectively. The Company believes it will continue to grow by focusing on enhancing the productivity of existing retailers, expanding distribution in international markets and further developing merchandise categories.

     The Company groups its broad range of competitively priced merchandise into four categories--outerwear, sportswear, rugged footwear and related accessories. The durability, functionality and affordability of Columbia's products make them ideal for use in a wide range of outdoor activities, including skiing, snowboarding, hunting, fishing, hiking and golf, as well as for casual wear. Throughout the product development cycle, merchandising and design teams collaborate with retailers, the Columbia sales force and consumers to ensure that the final product assortment of coordinated "head-to-toe" merchandise meets or exceeds customer expectations. Across all of its product lines, Columbia brings a commitment to innovative, functional product design and a reputation for durable, high quality materials and construction. Columbia believes it offers consumers one of the best price-value equations in the outdoor apparel industry.

Business Strengths

     Established and Differentiated Outdoor Lifestyle Brand. The Company believes the Columbia brand represents a differentiated, active, outdoor, authentic and distinctly American image built on quality, functionality, performance and value. The Company's award-winning international marketing campaigns, which feature Chairman Gertrude Boyle in the role of "Mother Boyle," an overbearing taskmaster who enforces tough Columbia quality standards, emphasize this distinctive brand image.

     Broad and Growing Appeal. Columbia's merchandise appeals to a broad range of consumers of varying ages and income levels, from serious outdoorsmen to weekend sports enthusiasts. The Company's price-value equation is attractive to a large segment of the $10.4 billion U.S. retail outdoor apparel market. Columbia is effectively positioned to compete against lower priced or unbranded products based on brand image and product features, and against higher priced, largely technical or fashion brands based on superior value and generally lower price points. The Company has benefited in the past and expects to continue to benefit from the trend toward casual dressing and from the growth in demand for active lifestyle apparel.

     Premium Quality at a Reasonable Price. Columbia maintains a strong focus on providing a superior mix of quality and value, which are defining elements of the brand. The Company believes it is able to offer merchandise similar in quality to its competitors at attractive price points by using its long standing supplier relationships to source high quality products from around the world while controlling costs, relying on Company-supervised production of merchandise by independent manufacturers, involving itself in the supply chain at an earlier stage than is typical in the industry and avoiding the overdesign of its products.

     Proven and Experienced Management Team. Senior management of Columbia has substantial experience in the apparel industry and a demonstrated track record of sales and earnings growth: Chairman Gertrude Boyle has been involved in the business since 1970; President and Chief Executive Officer Timothy P. Boyle joined Columbia in 1971; and Executive Vice President and Chief Operating Officer Don Richard Santorufo joined the Company in 1979. Under their leadership over the past decade, the Company's sales and operating income have increased at compound annual growth rates of 32% and 36%, respectively. Immediately following the Offerings, senior management will own over 76.6% of the Company.

     Functional and Performance-Oriented Design. All Columbia merchandise is designed and developed in-house by experienced merchandising and design teams. Working closely with internal sales and production teams as well as with retailers and consumers, the Company's merchandising and design teams can reduce the risks of fashion swings by developing superior products that are tailored specifically to meet consumer requirements. Because its products are designed for functionality and durability, the Company does not attempt to lead consumer preferences or differentiate its products based primarily on fashion. In fact, many new products are based on existing designs, such as the Bugaboo Parka, a consistent best seller for more than a decade.

     Effective "Head-to-Toe" Merchandising. Columbia's "head-to-toe" merchandising strategy presents retailers and consumers with a wide selection of apparel and rugged footwear that shares common color palettes and outdoor themes. Retailers and consumers both benefit from the ability to use Columbia as a single source for an attractive array of merchandise. The Company's flagship store, recently opened in Portland, Oregon, and the Company's successful store within a store concept ("concept shops") provide showcases for Columbia's coordinated merchandise.

     Sourcing as a Competitive Advantage. Columbia's merchandise is produced worldwide by independent manufacturers selected, monitored and coordinated by local Columbia employees to assure conformity to strict quality and cost standards. The Company believes the use of independent manufacturers, in conjunction with the use of Columbia sourcing personnel rather than agents, increases its production flexibility and capacity and allows it to maintain control over critical aspects of the sourcing process, while at the same time substantially reducing capital expenditures and avoiding the costs of managing a large production work force.

     Superior Inventory Management. From the time of purchasing through production, distribution and delivery, the Company manages its inventory to reduce risk. The sequencing of the product design, sourcing, production and selling cycle mitigates inventory risk, in part by offering special discounts to customers that purchase merchandise early. Because the Company's products are not based primarily on fashion, and because Columbia undertakes extensive analysis to ensure that its products are what consumers require, the Company believes its inventory risk is not as great as that of some of its competitors require. A new state-of-the-art inventory management information system, expected to be fully operational in late 1998, is expected to further enhance the Company's ability to manage its inventory.

Growth Strategy

     Enhance Channel Productivity of Existing Retailers. The Company plans to improve the productivity of its existing customers by expanding its concept shops and installing brand enhancement systems. Concept shops, which promote a consistent brand image, are located within the Company's retailers and are dedicated exclusively to selling Columbia merchandise. As of September 30, 1997, the Company had 164 concept shops worldwide and plans to double this number by the end of 1998. The Company believes its concept shops increase sales by displaying a complete selection of merchandise and promoting cross-merchandising opportunities on a year around basis. Smaller-scale brand enhancement systems, which include signage and fixtures that prominently display consolidated groupings of Columbia merchandise offer benefits similar to concept shops. By the end of 1998, the Company also expects to have installed 1,000 in-store brand enhancement systems.

     Leverage the Columbia Brand Name in International Markets. The Company intends to capitalize on its size, strong U.S. brand position and its worldwide brand recognition by targeting certain high opportunity markets for development or expansion. The Company has identified Europe and Asia as regions where outdoor activities are consistently popular and where the Company can exploit its active, outdoor, authentic and distinctly American brand image and reputation for value. The Company is seeking to enhance its distribution in a number of countries, including the United Kingdom, Italy, France, Spain, The Netherlands, Sweden and Germany. The Company will assume control of the distribution of its products in Japan in late 1998 and recently opened 15 retail store/department store counters in South Korea. Although the Company has made significant progress in its international expansion efforts over the last several years, substantial opportunity for growth exists. Net sales outside North America have increased from $9.0 million in 1993 to $26.3 million in 1996, but still represented only 8.8% of the Company's total net sales in 1996.

     Develop Existing Merchandise Categories. The Company intends to realize growth by further developing existing product categories, such as sportswear and rugged footwear, where there remains ample room for growth in market share. The Company's success in designing and marketing products has allowed Columbia to significantly broaden its assortment in existing categories. From 1993 through 1996, outerwear and sportswear sales increased 27.8% and 166.6%, respectively, in part as a result of new product introductions. Since it was introduced in 1993, net sales of the Company's rugged footwear have increased from $1.2 million to $12.5 million in 1996. The Company believes opportunities exist for continued rapid growth in sales of rugged footwear as distribution is expanded to sporting goods and specialty outdoor stores that carry the Company's outerwear and sportswear categories.

     Selectively Broaden Retail Distribution. The Company believes that over the longer term significant opportunities exist to increase sales of its products to department stores and footwear specialty shops. Although sales to department stores accounted for less than 14% of the Company's U.S. net sales in 1996, the Company believes this percentage will rise because department store retailers often prefer to purchase products from vendors that can offer complete head-to-toe product lines.

     The Company was established in 1938 and was incorporated under Oregon law in 1961. The Company's executive offices are located at 6600 North Baltimore, Portland, Oregon 97203, and its telephone number is (503) 286-3676.

                                  Risk Factors

     See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock.

                                The Offerings(1)


Shares of Common Stock offered:
   U.S. Offering.................................  5,333,334 shares
   International Offering........................  1,333,333 shares
      Total Common Stock Offered.................  6,666,667 shares
Total Common Stock to be outstanding
  after the Offerings............................  28,585,348 shares(2)
Use of proceeds..................................  Payment of S corporation dividends to existing
                                                   shareholders.  See
                                                   "Use of Proceeds."
Proposed Nasdaq National Market symbol...........  COLM

-----------

(1) The offering of 5,333,334 shares of Common Stock initially offered in the United States (the "U.S. Offering") and the concurrent offering of 1,333,333 shares of Common Stock initially offered outside the United States (the "International Offering") are collectively referred to as the "Offerings." The underwriters for the U.S. Offering (the "U.S. Underwriters") and the underwriters for the International Offering (the "International Underwriters") are collectively referred to as the "Underwriters." The completion of the U.S. Offering is conditioned on the completion of the International Offering, and vice versa.
(2) Excludes 2,000,000 shares reserved for issuance under the Company's 1997 Stock Incentive Plan (the "Stock Incentive Plan"), of which 859,379 shares were subject to outstanding options at November 30, 1997 at a weighted average exercise price of $8.92 per share. See "Management - Stock Incentive Plan."

                   Summary Consolidated Financial Information
                      (in thousands, except per share data)

                                                                                                              Nine Months Ended
                                                                   Year Ended December 31,                      September 30,
                                                 --------------------------------------------------------   --------------------
                                                   1992          1993       1994        1995      1996        1996        1997
                                                 --------     ---------   --------    --------  ---------   --------    --------
Statement of Operations Data:
Net sales.....................................   $127,668     $ 192,055   $256,426    $303,797  $ 298,988   $226,239    $258,355
Gross profit..................................     52,047        79,511    107,486     120,826    122,129     90,613     113,784
Selling, general and administrative expense...     34,970        46,351     64,049      82,083     87,954     63,593      77,757
Earnings from operations......................     17,077        33,160     43,437      38,743     34,175     27,020      36,027
Net income (1)................................     15,015        30,748     38,324      28,726     21,010     22,309      31,800
Pro forma net income (2)......................   $  8,995     $  18,883   $ 24,130    $ 18,286  $  13,487  $  14,263    $ 20,118
Pro forma net income per share (2)............                                                  $    0.47               $   0.70
Pro forma weighted income average shares
outstanding (3)                                                                                    28,934                 28,934



                                                                                                              September 30, 1997
                                                                                                            -----------------------
                                                                                                                       Pro Forma As
                                                                                                             Actual     Adjusted (4)
                                                                                                            --------    ------------
Balance Sheet Data:
Working capital.........................................................................................    $ 73,474    $ 64,645
Inventories.............................................................................................      69,249      69,249
Total assets............................................................................................     259,069     264,940
Long-term debt..........................................................................................       2,862       2,862
Shareholders' equity....................................................................................     112,256     100,287

-----------

(1) For 1992 reflects a charge of $1.0 million related to the payment of a fine in connection with the violation of certain import regulations; for 1995 reflects a $2.5 million payment in settlement of certain litigation; for 1996 reflects a $7.5 million charge related to the termination of a compensation arrangement in exchange for the issuance of Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management - Certain Transactions" and Notes 13 and 15 of Notes to Consolidated Financial Statements.

(2) The Company was an S corporation and accordingly was not subject to federal and, generally, state income taxes during the periods indicated. Pro forma net income reflects federal and state income taxes as if the Company had been a C corporation, based upon a pro forma effective tax rate of 40%. See "Dividend Policy and S Corporation Status" and Note 1 of Notes to Consolidated Financial Statements.

(3) For 1996 and the nine months ended September 30, 1997, includes the number of shares to be sold in the Offerings to generate proceeds to be used for the payment of dividends in the estimated aggregate amount of $107 million to existing shareholders, which the Company expects to declare prior to the completion of the Offerings. See "Dividend Policy and S Corporation Status," "Certain Transactions" and Note 1 of Notes to Consolidated Financial Statements.

(4) Pro forma to reflect (i) the payment of dividends of $107 million to existing shareholders, which the Company expects to declare prior to completion of the Offerings, and (ii) the recording of $2.7 million of deferred income tax benefit as if the Company had been a C corporation since 1988. Adjusted to give effect to the sale of the 6,666,667 shares offered by the Company in the Offerings at an assumed initial public offering price of $15.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds," "Dividend Policy and S Corporation Status," "Certain Transactions" and Note 1 of Notes to Consolidated Financial Statements.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus.

Competition

     The markets for outerwear, sportswear and rugged footwear are highly competitive. Within each of its geographic markets, the Company faces significant competition from global and regional branded apparel and footwear companies, as well as retailers that market apparel and footwear under their own labels. These and other competitors pose significant challenges to the Company's market share in its major U.S. and Canadian markets and make it more difficult to make gains in newer markets in Europe and Asia. The Company also competes with other apparel and footwear companies for the production capacity of independent manufacturers that produce the Company's apparel and for import quota capacity. See "--Dependence on Independent Manufacturers" and "Business--Business Process--Sourcing and Manufacturing." Many of the Company's competitors are significantly larger and have substantially greater financial, distribution, marketing and other resources and have achieved greater recognition for their brand names for product lines or certain products than the Company. Increased competition by existing and future competitors could result in reductions in display areas in retail locations, reductions in sales or reductions in prices of the Company's products. There is no assurance that the Company will be able to compete successfully against present or future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company. See "Business--Competition."

Seasonality and Fluctuations in Operating Results; Economic Cyclicality

     The Company's results of operations have fluctuated and may continue to fluctuate significantly from period to period. The Company's products are marketed on a seasonal basis, with a product mix now weighted substantially toward the fall season. Consequently, the Company's results of operations for the quarter ending September 30 have in the past been much stronger than the results for the other quarters. This seasonality, along with other factors that are beyond the Company's control, including general economic conditions, changes in consumer behavior, weather conditions, availability of import quotas and currency exchange rate fluctuations, could adversely affect the Company and cause its results of operations to fluctuate. Results of operations in any period should not be considered indicative of the results to be expected for any future period. The sale of the Company's products, particularly skiwear, is subject to substantial cyclical fluctuation. Sales tend to decline in periods of recession or uncertainty regarding future economic prospects that affect consumer spending, particularly on discretionary items. This cyclicality and any related fluctuation in consumer demand could have a material adverse effect on the Company's results of operations and financial condition. See

"Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations and Seasonality."

Effects of Weather

     Sales of the Company's outerwear are dependent in part on the weather, and such sales may decline in years in which weather conditions do not favor the use of the Company's outerwear. For example, the Company believes unseasonably warm weather in the northern United States in late 1994 caused customers to delay, and in some cases reduce or cancel, orders for the Company's outerwear, including skiwear and snowboarding apparel, which had an adverse effect on the Company's net sales and gross margins in 1994 and 1995. Sustained periods of unseasonably warm weather could have a material adverse effect on the Company.

Consumer Preferences

     The Company believes it has benefited from changing consumer preferences and increasing consumer interest in outdoor activities and from lifestyle changes that emphasize apparel designed for these activities, but these trends may not continue. Any change in consumer preferences or consumer interest in outdoor activities could have a material adverse effect on the Company. In addition, although the Company believes its products have not been significantly affected by past fashion trends, changes in fashion trends could have a greater impact as the Company expands its product offerings to include more sportswear. Furthermore, decisions about product designs often are made in advance of consumer acceptance. Although the Company attempts to manage its inventory risk through early commitments by retailers, production orders must generally be placed with manufacturers before all of a season's orders are received by the Company. Failure to anticipate and respond to changes in consumer preferences and demands could lead to, among other things, lower sales, excess inventories and lower margins, which could have a material adverse effect on the Company.

Uncertain Ability to Implement Growth Strategy

     As part of its growth strategy, the Company seeks to develop existing merchandise categories and increase international distribution, including in countries where the Company has little distribution experience and where the Company's brand name is not well-known. There is no assurance that these strategies will be successful. The Company also intends to increase its sales of products to department stores and expand the number of concept shops located within retailers. Increasing sales to department stores, and the actual number of concept shops to be opened and their success, will each depend on various factors, including strength of the Company's brand name, competitive conditions, the ability of the Company to manage the increased sales and concept shop expansion, the availability of desirable locations and the negotiation of terms with the department stores and the retailers in which the concept shops are located. There is no assurance that future terms will be as favorable to the Company as those under which the Company now operates or that these terms will not adversely affect the Company's ability to manage inventory risk. There is no assurance that the Company will be able to increase its sales to department stores or to open and operate new concept shops on a profitable basis. There is no assurance that the Company's growth strategies will be successful or that the Company's sales or net income will increase as a result of the implementation of such strategies. See "Business--Growth Strategy" and "--Business Process."

Management of Growth; Expansion of Distribution Facility

     Successful implementation of the Company's business strategy will require the Company to manage growth. To manage growth effectively, the Company will need to continue to implement changes in certain aspects of its business, to enhance its information systems and operations to respond to increased demand, to attract and retain qualified personnel and to develop, train and manage an increasing number of management-level and other employees. Growth could place an increasing strain on Company management, financial, product design, marketing, distribution and other resources, and the Company could experience operating difficulties. The Company is replacing its management information system with an enterprise system that integrates electronic data interchange ("EDI") and inventory management capabilities. The system, some aspects of which are already operational, is expected to be fully operational in late 1998. Delays or other difficulties in implementing this system could disrupt the Company's ability to manage its inventory effectively. In addition, the Company plans to increase the size of its Portland, Oregon distribution facility substantially by early 1999 to meet expected future growth. In connection with this expansion, the Company plans to implement a new warehouse management system. There is no assurance that this expansion will be completed on time or will not interfere with existing operations. Any failure to manage growth effectively could have a material adverse effect on the Company's results of operations and financial condition.

Dependence on Key Personnel

     The Company's future success will depend in part on the continued service of certain key management and other personnel, including Gertrude Boyle, the Company's Chairman, Timothy P. Boyle, the Company's President and Chief Executive Officer, and Don Richard Santorufo, the Company's Executive Vice President and Chief Operating Officer, and on the Company's ability to attract and retain qualified managerial, design, sales and marketing personnel. Competition for these employees is intense. There is no assurance that the Company can retain its existing key personnel or that it can attract and retain sufficient numbers of qualified employees in the future. The loss of key employees or the inability to hire or retain qualified personnel in the future could have a material adverse effect on the Company. See "Management."

Dependence on Independent Manufacturers

     The Company's products are produced by approximately 115 independent manufacturers worldwide. For 1997 product sales, approximately 94% (by dollar volume) of the Company's products were produced by independent manufacturers, and approximately 86% (by dollar volume) of the Company's products were produced outside the United States, principally in the Far East. Other than its facility for the production of fleece products and accessories in Chaffee,

Missouri, the Company does not operate any production facilities. Six manufacturers engaged by the Company accounted for approximately 38.5% (by dollar volume) of the Company's total production for 1997 product sales. The primary production facilities of these manufacturers are located in Asia. No other manufacturer accounted for more than five percent of the Company's total production for 1997 product sales.

     The inability of a manufacturer to ship orders of the Company's products in a timely manner or to meet the Company's quality standards could cause the Company to miss the delivery requirements of its customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on the Company. Although the Company enters into a number of purchase order commitments each season specifying a time frame for delivery, method of payment, design and quality specifications and other standard industry provisions, the Company does not have long-term contracts with any manufacturer. In addition, the Company competes with other companies for the production capacity of independent manufacturers and import quota capacity. Certain of these competing companies have substantially greater brand recognition and financial and other resources than the Company and thus may have an advantage in the competition for production and import quota capacities. None of the manufacturers used by the Company produces the Company's products exclusively.

     For production of a significant portion of the Company's products, principally in China, Columbia directly purchases the raw material from suppliers, obtains or arranges for any necessary import quotas and ships the materials in a "kit" to the independent manufacturer that has been selected by Columbia to produce the finished garment. This arrangement advances the timing for inventory purchases and advances the point in the sourcing process at which the Company is subject to the risk of loss or damage to the materials before a finished garment is manufactured. In addition, independent manufacturers may find traditional vendor relationships more profitable and may therefore perceive an incentive to give priority to customers using those methods.

     The Company requires its independent manufacturers to operate in compliance with applicable laws and regulations. Although the Company's internal and vendor operating guidelines promote ethical business practices and the Company's sourcing personnel periodically visit and monitor the operations of its independent manufacturers, the Company does not control these vendors or their labor practices. The violation of labor or other laws by an independent manufacturer of the Company, or the divergence of an independent manufacturer's labor practices from those generally accepted as ethical in the United States, could result in adverse publicity for the Company and could have a material adverse effect on the Company.

Dependence on Key Suppliers

     Certain of the specialty fabrics used by the Company and manufactured to its custom specification may be available, in the short-term, from only one or a very limited number of sources. While the Company believes it could identify and qualify additional factories to produce these materials, the unavailability of certain existing manufacturers for supply of these materials, for any reason, could have a material adverse effect on the Company.

Advance Purchases of Products

     To minimize purchasing costs, the time necessary to fill customer orders and the risk of non-delivery, the Company places orders for its products with its manufacturers prior to the time the Company has received all of its customers' orders and maintains an inventory of certain products that it anticipates will be in greater demand. There is no assurance, however, that the Company will be able to sell the products it has ordered from manufacturers or that it has in its inventory. Customer orders, moreover, are cancelable by the customer up to 45 days prior to the date of the shipment of the products. Inventory levels in excess of customer demand may result in inventory write-downs and the sale of excess inventory at discounted prices, which could have a material adverse effect on the Company. As of September 30, 1997, the Company had $59.9 million of open purchase orders with its manufacturers and $69.2 million of inventory at cost. See "Business--Business Process."

Risks Related to Collectibility of Receivables

     The Company extends credit to its customers based on an assessment of a customer's financial circumstances, generally without requiring collateral. To assist in the scheduling of production and the shipping of seasonal products, the Company offers customers extended payment terms for placing pre-season orders and additional extensions for taking delivery before the peak shipping season. These extended payment terms increase the Company's exposure to the risk of uncollectible receivables. The Company's single largest customer accounted for approximately four percent of the Company's net sales in 1996 and approximately eight percent of the Company's net sales for the nine months ended September 30, 1997. Significant customers of the Company have experienced financial difficulties in the past, and future financial difficulties of customers could have a material adverse effect on the Company.

Product Liability; Warranty Exposure

     The Company's products are used in outdoor activities, sometimes in severe weather conditions. Purchasers of these products depend on products to be well designed and durable. Although the Company has not experienced any significant expense as the result of product recalls or product liability claims, there is no assurance that it will not incur expenses in connection with product recalls or product liability claims that could have a material adverse effect on the Company.

     Substantially all of the Company's products are backed by a lifetime limited warranty for defects in quality and workmanship. The Company maintains a warranty reserve for future warranty claims, but the actual costs of servicing future warranty claims may significantly exceed the reserve, which could have a material adverse effect on the Company. See Note 2 of Notes to Consolidated Financial Statements.

International Operations

     Approximately 86% of the Company's products are sourced outside the United States through arrangements with over 85 manufacturers in 12 countries. In addition, the Company is increasing its international sales efforts. As a result, the Company's business is subject to the risks generally associated with doing business abroad, such as foreign governmental regulations, foreign consumer preferences, political unrest, disruptions or delays in shipments and changes in economic conditions in countries in which the Company manufactures or sells its products. These factors, among others, could influence the Company's ability to sell its products in international markets, as well as its ability to manufacture its products or procure certain materials. If any such factors were to render the conduct of business in a particular country undesirable or impractical, there could be a material adverse effect on the Company. Many of the Company's imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States, including constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements impose quotas on the amounts and types of merchandise that may be imported into the United States from these countries. These agreements also allow the signatories to adjust the quantity of imports for categories of merchandise that, under the terms of the agreements, are not currently subject to specific limits. The Company's imported products are also subject to United States customs duties, which comprise a material portion of the cost of the merchandise. The United States and the countries in which the Company's products are produced or sold may impose new quotas, duties, tariffs or other restrictions, or may adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on the Company. A significant portion of the Company's products is produced in China. In June 1997, President Clinton extended to June 1998 "most favored nation" ("MFN") non-discriminatory trading status to China. Under U.S. law, MFN status for China is reviewed annually. The United States has extended MFN status to China each year since 1980. China is a material source of production for the Company. A revocation of MFN status would result in a substantial increase in tariff rates on goods imported from China, and therefore could adversely affect the Company's operations. In addition, in response to alleged transshipment of apparel by China, the U.S. government may reduce quotas for certain garments imported from China in 1998. A reduction in quotas for Chinese products could have a material adverse effect on the Company. See "Business--Business Process--Sourcing and Manufacturing" and "--Government Regulation."

Currency Exchange Rate Fluctuations

     The Company generally purchases its products in U.S. dollars. The Company, however, sources a significant amount of its products overseas and the cost of these products may be affected by changes in the value of the relevant currencies. Price increases caused by currency exchange rate fluctuations could make the Company's products less competitive or have an adverse effect on the Company's margins. The Company's international revenue generally is derived from sales in foreign currencies, and this revenue could be materially affected by currency fluctuations, including upon translation of amounts received in foreign currencies into

U.S. dollars following sale by the Company. Currency exchange rate fluctuations could also disrupt the business of the independent manufacturers that produce the Company's apparel by making their purchases of raw materials more expensive. Beginning in late 1997, the Company implemented a program to hedge against its exposure to currency exchange rate fluctuations. There is no assurance that the hedging program will be successful or that foreign currency fluctuations will not have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

Dependence on Proprietary Rights

     The Company uses a number of trademarks, certain of which it has registered with the United States Patent and Trademark Office and in selected foreign countries. The Company believes its registered and common law trademarks have significant value and that some of its trademarks are important to its ability to create and sustain demand for its products. The Company also places significant value on its trade dress, the overall appearance and the image of its products. Although the Company has not been materially inhibited from selling its products in connection with trademark or trade dress disputes, there is no assurance that significant obstacles will not arise as it expands its product line and geographic scope of its marketing. In markets outside the United States, it may be more difficult for the Company to establish its proprietary rights and to challenge successfully use of those rights by other parties. There is no assurance, moreover, that the Company's trademarks or trade dress do not or will not violate the proprietary rights of others, that they would be upheld if challenged or that the Company would, in that event, not be prevented from using its trademarks or trade dress, any of which could have a material adverse effect on the Company. From time to time, the Company discovers products that are counterfeit reproductions of the Company's products or that otherwise infringe upon proprietary rights held by the Company. If the Company is unsuccessful in challenging a party's products on the basis of trademark or trade dress infringement, continued sales of these products by that or any other party could adversely impact the Columbia brand, result in the shift of consumer preference away from the Company and generally have a material adverse effect on the Company. There is no assurance that actions taken by the Company to establish and protect its trademarks and other proprietary rights will be adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of the Company's products as violating of trademarks and proprietary rights. In addition, the Company could incur substantial costs in legal actions relating to the Company's use of intellectual property or the use of the Company's intellectual property by others, which if successful, could have a material adverse effect on the Company. In 1996 the Company paid $2.5 million to another party to settle a dispute over the use of certain marks, including the word "Columbia." See "Business--Intellectual Property."

Absence of Prior Public Market; Possible Volatility of Stock Price

     Prior to the Offerings, there has been no public market for the Company's Common Stock. There is no assurance that an active trading market will develop or be sustained after completion of the Offerings or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the representatives of the Underwriters. See "Underwriting." The Company believes quarterly fluctuations in its financial results and factors not directly related to the Company's operating performance, such as product or financial results announcements by other apparel companies, could contribute to the volatility of the price of its Common Stock, causing it to fluctuate significantly. These factors, as well as general economic conditions, such as recessions or high interest rates, may adversely affect the market price of the Common Stock.

Control by Principal Shareholders; Benefits to Existing Shareholders

     Upon completion of the Offerings, Gertrude Boyle, Chairman of the Board, Timothy P. Boyle, President, Chief Executive Officer and a director and Ms. Boyle's son, Sarah Bany, Director of Retail Operations and a director and Ms. Boyle's daughter, and Dan Santorufo, Executive Vice President and Chief Operating Officer, will beneficially own approximately 77% of the outstanding Common Stock. As a result, if acting together they will be able to control all matters requiring approval by the shareholders of the Company, including the election of directors and the amendment of the Company's articles of incorporation, without the cooperation of other shareholders. Furthermore, the Company will use the net proceeds of the Offerings and increased borrowings to pay dividends of approximately $107 million to existing shareholders of the Company. See "Use of Proceeds," "Dividend Policy and S Corporation Status," "Certain Transactions" and "Principal Shareholders."

Shares Eligible for Future Sale

     Sales of a substantial number of shares of the Common Stock in the public market following the Offerings, or the prospect of such sales, could adversely affect the market price of the Common Stock and the Company's ability to raise capital in the future in the equity markets. Upon completion of the Offerings, there will be 28,585,348 shares of Common Stock outstanding. Of these shares, the 6,666,667 shares to be sold in the Offerings will be eligible for immediate resale without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act. Upon expiration of lock-up agreements with the representatives of the Underwriters, 180 days after the date of this Prospectus (or earlier with the consent of the representatives of the Underwriters), 21,072,927 shares will be eligible for immediate resale subject to the limitations of Rule 144. As of November 30, 1997, options to purchase 859,379 shares of Common Stock had been granted under the Stock Incentive Plan. The Company intends to file as soon as practicable following completion of the Offerings a registration statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the Stock Incentive Plan. This registration statement is expected to become effective immediately upon filing, whereupon, subject to the satisfaction of applicable exercisability periods, Rule 144 volume limitations applicable to affiliates and, in certain cases, the agreements with the representatives of the Underwriters referred to above, shares of Common Stock issued upon exercise of outstanding options granted pursuant to the Stock Incentive Plan will be available for immediate resale in the open market.

Potential Issuance of Preferred Stock; Anti-Takeover Effect of Oregon Law

     The Company is authorized to issue up to 10,000,000 shares of Preferred Stock, and the Board of Directors may fix the preferences, limitations and relative rights of those shares without any vote or action by the shareholders. The potential issuance of Preferred Stock, certain provisions of Oregon law and the concentrated ownership of the Company could make it more difficult for a party to gain control of the Company. See "Description of Capital Stock."

                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 6,666,667 shares of Common Stock by the Company in the Offerings (assuming an initial public offering price of $15.00 per share and after deducting an assumed underwriting discount and estimated offering expenses) are estimated to be $92.3 million ($106.3 million if the Underwriters' over-allotment options are exercised in full). The Company intends to use the net proceeds to pay dividends to the Company's existing shareholders.

                    DIVIDEND POLICY AND S CORPORATION STATUS

     The Company expects to retain any earnings to finance the expansion and development of its business and, except as described below, has no plans to pay cash dividends after the Offerings for the foreseeable future. The payment of dividends is within the discretion of the Company's Board of Directors and will depend on the earnings, capital requirements and operating and financial condition of the Company, among other factors. Certain of the Company's credit agreements restrict the Company's ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

     Since 1988 the Company has been treated for federal income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code and has generally been treated as an S corporation for state income tax purposes under comparable state tax laws. As a result, the Company's earnings through the day preceding the date of termination of the Company's S corporation status (the "Termination Date") have been or will be for federal and, generally, state income tax purposes taxed directly to the Company's shareholders, at their individual federal and state income tax rates, rather than to the Company. The Termination Date will occur on or prior to the date of the closing of the Offerings. Subsequent to the Termination Date, the Company will no longer be treated as an S corporation and, accordingly, will be subject to federal and state income taxes on its earnings. See Notes 1 and 2 of Notes to Consolidated Financial Statements.

     In the nine months ended September 30, 1997 and in 1996 and 1995, the Company declared cash dividends to its shareholders in the aggregate amounts of $11,155,000, $8,543,000 and $20,389,000, respectively. The Company expects to declare, prior to the completion of the Offerings, additional dividends to its existing shareholders in the estimated aggregate amount of $107 million. See "Use of Proceeds" and "Certain Transactions."

                                    DILUTION

     As of September 30, 1997, the Company had a pro forma net tangible book value (giving effect to dividends of $107 million expected to be declared prior to completion of the Offerings and the recording of a deferred tax asset in the amount of $2.7 million as described under "Capitalization") of approximately $99 million or $4.52 per share. Net tangible book value per share is equal to total tangible assets (total assets less intangible assets) less total liabilities of the Company, divided by the number of shares of Common Stock then outstanding. Without taking into account any adjustment in net tangible book value attributable to operations after September 30, 1997, after giving effect to the sale by the Company of 6,666,667 shares in the Offerings at an assumed initial public offering price of $15.00, the pro forma net tangible book value of the Company as of September 30, 1997 (after deduction of an assumed underwriting discount and estimated offering expenses and the application of the net proceeds as described under "Use of Proceeds") would have been approximately $99 million or $3.46 per share. This represents an immediate decrease in pro forma net tangible book value of $1.06 per share to existing shareholders and an immediate dilution of $11.54 per share to new investors. The following table illustrates this per share dilution:


Assumed initial public offering price per share................................ $15.00
  Pro forma net tangible book value per share as of September 30, 1997.........   4.52
  Decrease per share attributable to new investors.............................   1.06
Pro forma net tangible book value per share after the Offerings................   3.46
                                                                                ------
Dilution per share to new investors............................................ $11.54
                                                                                ======

     The following table summarizes on a pro forma basis as of September 30, 1997 the relative investments of all existing shareholders and new investors, giving effect to the sale by the Company of shares in the Offerings at an assumed initial public offering price of $15.00 per share and the payment of dividends of $107 million to existing shareholders, which the Company expects to declare prior to completion of the Offerings (without giving effect to underwriting discount and offering expenses payable by the Company):


                                            Shares Purchased      Total Consideration
                                        -----------------------  ---------------------      Average Price
                                          Number       Percent     Amount          Percent         Per Share
                                          ------       -------     ------          -------       -------------
Existing shareholders...................21,918,681        76.7%  $  5,256,000          5.0%        $   0.24
New investors........................... 6,666,667        23.3    100,000,000         95.0            15.00
                                        ----------   ---------   ------------     --------
      Total.............................28,585,348       100.0%  $105,256,000        100.0%
                                        ==========   =========   ============     ========

     The above information assumes no exercise of any outstanding options after September 30, 1997. As of November 30, 1997, there were outstanding options to purchase an aggregate of 859,379 shares of Common Stock at exercise prices ranging from $8.30 to $13.03 per share. Purchasers of shares of Common Stock offered in the Offerings will incur additional dilution to the extent outstanding stock options are exercised. See "Management--Stock Incentive Plan" and Notes 10 and 17 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

     The following table sets forth the capitalization and short-term obligations of the Company on an actual basis as of September 30, 1997 and on a pro forma as adjusted basis to give effect to (i) the payment of dividends after September 30, 1997 and (ii) the receipt and application of the estimated net proceeds to the Company from the sale of the 6,666,667 shares of Common Stock offered by the Company in the Offerings at an assumed initial public offering price of $15.00 per share. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                                    September 30, 1997
                                                                               ----------------------------
                                                                                               Pro Forma
                                                                                 Actual      as Adjusted(1)
                                                                                 ------      --------------
                                                                                      (in thousands)
   Notes payable (2)...........................................................$   77,478      $   92,178
   Current portion of long-term obligations....................................       160             160
                                                                               -----------     ----------
      Total short-term obligations.............................................    77,638          92,338
Long-term obligations, net of current portion..................................$    2,862      $    2,862
                                                                               -----------     ----------
Shareholders' equity:
   Preferred Stock, 10,000,000 shares authorized; no shares
      issued and outstanding...................................................         __             __
   Common Stock, 50,000,000 shares authorized; 21,918,681 shares issued and outstanding, actual; 28,585,348 shares issued and
      outstanding, pro forma as adjusted (3)...................................    17,886         110,186
   Retained earnings...........................................................   101,679          (2,590)
   Foreign currency adjustments................................................    (1,717)         (1,717)
   Unearned portion of restricted stock issued for future
      services                                                                     (5,592)         (5,592)
                                                                               ----------      ----------
         Total shareholders' equity............................................   112,256         100,287
                                                                               ----------      ----------
         Total capitalization..................................................$  192,756      $  195,487
                                                                               ==========      ==========

-----------

(1) Pro forma to reflect (i) the payment of dividends in the estimated aggregate amount of $107 million for S corporation distributions to existing shareholders, which the Company expects to declare prior to the completion of the Offerings, and (ii) the recording of $2.7 million of deferred income tax benefit as if the Company had been a C corporation. Adjusted to give effect to the sale of the 6,666,667 shares offered by the Company in the Offerings, receipt of the estimated net proceeds of $92.3 million therefrom and the application of such proceeds to payment of dividends by the Company. See "Use of

     Proceeds," "Dividend Policy and S Corporation Status," "Certain Transactions" and Notes 1 and 2 of Notes to Consolidated Financial Statements.

(2)  Represents (i) amounts due under certain of the Company's credit lines and
     (ii) increased borrowings of $14.7 million to pay dividends to shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and
     Note 7 of Notes to Consolidated Financial Statements.

(3) Excludes 2,000,000 shares reserved for issuance under the Stock Incentive Plan, of which 859,379 shares were subject to outstanding options at November 30, 1997 at a weighted average exercise price of $8.92 per share. See "Management--Stock Incentive Plan" and Notes 10 and 17 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1996 have been derived from the audited financial statements of the Company. The selected financial data for the nine months ended September 30, 1996 and 1997 and as of September 30, 1997 have been derived from the unaudited financial statements of the Company and include, in the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary to a fair presentation of the information for such periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. The financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                                                  Nine Months Ended
                                        Year Ended December 31,                     September 30,
                          ------------------------------------------------        -----------------
                          1992       1993      1994       1995        1996         1996       1997
                          ----       ----      ----       ----        ----         ----       ----
                                                      (in thousands, except per share data)
Statement of
Operations Data:
Net sales..............  $ 27,668  $192,055  $256,426   $303,797    $298,988     $226,239   $258,355
Cost of sales..........    75,621   112,544   148,940    182,971     176,859      135,626    144,571
                         --------  --------  --------   --------    --------     --------   --------
Gross profit...........    52,047    79,511   107,486    120,826     122,129       90,613    113,784

Selling, general and
administrative expense.    34,970    46,351    64,049     82,083      87,954       63,593     77,757
                         --------  --------  --------   --------    --------     --------   --------
Income from
operations.............    17,077    33,160    43,437     38,743      34,175       27,020     36,027
                         --------  --------  --------   --------    --------     --------   --------
Interest expense, net..     1,075     1,688     3,220      5,767       4,220        3,248      2,497
Other expense (1)......     1,011        --        --      2,500       7,477           --         --
                         --------  --------  --------   --------    --------     --------   --------
Provision (benefit) for
income taxes...........       (24)      724     1,893      1,750       1,468        1,463      1,730
Net income............   $ 15,015  $ 30,748  $ 38,324   $ 28,726    $ 21,010     $ 22,309   $ 31,800
                         ========  ========  ========   ========    ========     ========   ========
Pro forma net
income(2).............   $  8,995    18,883    24,130   $ 18,286      13,487     $ 14,263   $ 20,118
                         ========  ========  ========   ========    ========     ========   ========
Pro forma net income
per share (2).........                                              $    .47                $    .70
                                                                    ========                ========
Pro forma weighted
average shares
outstanding (3).......                                                28,934                  28,934
                                                                    ========                ========

                                                                        December 31,
                                               --------------------------------------------------------      September 30,
                                                 1992        1993        1994       1995        1996              1997
                                                 ----        ----        ----       ----        ----             -----
Balance Sheet Data:
Working capital..............................  $  29,639   $  35,002   $  48,971  $  47,726   $  59,797      $   73,474
Inventories..................................     13,698      18,937      43,442     48,404      34,638          69,249
Total assets.................................     55,486      78,428     133,349    162,301     135,967         259,069
Long-term debt...............................      6,443       3,750       1,250        ---       2,963           2,862
Shareholders' equity.........................     28,837      43,394      61,992     70,458      91,936         112,256

-----------

(1) For 1992 reflects a charge of $1.0 million related to the payment of a fine in connection with the violation of certain import regulations; for 1995 reflects a $2.5 million payment in settlement of certain litigation; for 1996 reflects a $7.5 million charge related to the termination of a compensation arrangement in exchange for the issuance of Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management--Certain Transactions" and Notes 13 and 15 of Notes to Consolidated Financial Statements.

(2) The Company was an S corporation and accordingly was not subject to federal and, generally, state income taxes during the periods indicated. Pro forma net income reflects federal and state income taxes as if the Company had been a C corporation, based upon a pro forma effective tax rate of 40%. See "Dividend Policy and S Corporation Status" and Note 1 of Notes to Consolidated Financial Statements.

(3) For 1996 and the nine months ended September 30, 1997, includes the number of shares to be sold in the Offerings to generate proceeds to be used for the payment of dividends in the estimated aggregate amount of $107 million to existing shareholders, which the Company expects to declare prior to the completion of the Offerings. See "Dividend Policy and S Corporation Status," "Certain Transactions" and Note 1 of Notes to Consolidated Financial Statements.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Overview

     Established in 1938, Columbia has grown from a small, regional hat distributor to a global leader in outdoor apparel. The Company has its roots and developed its initial expertise in the production of high quality, rugged outdoor fishing and hunting apparel for the serious sportsman. The Company broadened its product offerings in the 1980s to include related merchandise categories. In 1985 the Company introduced the Interchange System into its outerwear line and opened the first of its six international sourcing offices, further enhancing the value component of the Company's merchandise. In the 1990s the Company leveraged its brand awareness by expanding its sportswear offerings and introducing a rugged footwear line to complement its successful outerwear line. Based on this success, the Company expanded into the international markets through the establishment of direct sales operations in Canada, Europe and South Korea and a network of independent distributors in South America, Japan, Australia, New Zealand and certain European countries. Today, the Company sells its products in 30 countries and its sales have increased to $299 million in 1996 from $18.8 million in 1987.

     From 1992 through 1995, sales increased at a compound annual growth rate of 34%. During this period of rapid sales growth, the Company recognized the need to diversify its product offerings, which were dominated by the fall/winter-oriented outerwear and accessory lines (84.6% in 1993), and to expand its geographic distribution, which was dominated by domestic sales (88.5% in 1993). To accomplish this, the Company established an internal merchandise and design department for its sportswear line and purchased its Canadian distributor in 1992. In 1993 the Company introduced its first footwear offering to the market and expanded its wholesale distribution into Europe. In 1997 the Company opened a flagship store in South Korea, and in the fall of 1998 the Company will assume the wholesale operations in Japan now operated by its Japanese distributor. These actions diversified the Company's product offerings and geographic distribution. For 1996, sales of the Company's sportswear and footwear accounted for 25.3% and 4.2% of net sales, respectively, and sales outside the United States accounted for 17.9% of net sales.

     Sales decreased slightly in 1996, primarily as a result of a poor retail environment in 1995 that caused domestic customers to hold unseasonably high inventories during the fall 1996 order season. This had the effect of depressing fall 1996 orders. In addition, two of the Company's larger customers, which together accounted for $10.2 million of the Company's net sales in 1995, declared bankruptcy after the fall 1995 season. The decrease in the domestic business was offset in part by a $10.3 million, or 65%, increase in foreign sales for 1996. For the nine months ended September 30, 1997 sales increased $32.1 million, or 14.2%, compared to the nine months ended September 30, 1996.

     The Company's gross margins are affected by its ability to maintain or increase the price of its products and control production costs. Sales prices are influenced by the strength of the

Company's brand, competitive conditions and the amount of inventory sold in close-out sales, which depends in part on weather conditions and the retail environment as well as the Company's ability to manage these factors through effective control of inventory levels. Prior to 1995 the Company had experienced several years of improved gross profit margins. This increase was the result of improved efficiencies in the production of the foreign sourced goods as well as the strength of the brand in the marketplace. In 1995 and 1996 the Company experienced a decline in gross profit margins from the prior years. For both years the decrease was attributable to close-out sales of excess fall inventory from the prior season. The excesses were the result of lower than anticipated reorders due to a late winter in 1994 and a poor retail environment in 1995. In response to the adverse effect on margins in 1995 and 1996, the Company has implemented an inventory management strategy to reduce the exposure to excess inventory positions. This strategy includes obtaining customer orders closer to the production cycle as well as reducing the reorder percentage assumed in the production schedule. For 1996 the Company sold out of fall products with only minimal off-priced sales. Excess inventories also were minimal for the nine months ended September 30, 1997. The Company believes this inventory management strategy, its increasing revenue derived from international operations, and the greater significance of sportswear and footwear in the product offering have substantially reduced its exposure to weather-related sales fluctuations.

     The Company's gross margins are also influenced by changes in its product and relative levels of domestic and international sales. Generally, the Company's outerwear products have generated higher gross margins than its sportswear and rugged footwear products. In addition, the Company's international sales have typically generated higher gross margins than those realized on its domestic sales. Accordingly, the Company believes its increasing emphasis on sportswear and rugged footwear products may tend to reduce gross margins, while its expansion of international sales activity may strengthen gross margins.

     In 1993 the Company experienced sales growth of 50.4%, followed by a 33.5% increase in 1994. This near doubling of sales in a two-year period resulted in sales volumes that strained the supporting infrastructure and resulted in relatively low selling, general and administrative expense as a percentage of sales. During this period of rapid sales growth, the Company focused on investing in its infrastructure to enable continued expansion. Major areas of investment consisted of expansion of the domestic distribution facilities, the establishment of sportswear and footwear design and development departments, creation of a product development facility in Hong Kong and establishment of a European sales headquarters. Significant investment in infrastructure contributed to an increase in selling, general and administrative expense as a percentage of sales to 30.1% for the nine months ended September 30, 1997 from 24.1% in 1993. The Company anticipates that it will be able to leverage selling, general and administrative expense as a percentage of sales as the international sales operations become more established and the sportswear and footwear segments of the business continue to expand.

     Inventory purchases from independent manufacturers and suppliers in the Far East are denominated primarily in U.S. dollars. Purchase prices for materials and finished goods, however, may be affected by fluctuations in exchange rates between the U.S. dollar and the local currency where the products are sourced. Any such fluctuations may increase the Company's cost of goods sold in the future. In the last two years, exchange rates have not materially affected the Company's inventory costs. The Company sells its products in Canada and Europe in the local currency of the retailer. A stronger U.S. dollar would negatively affect the Company's net sales and gross margins in Canada and Europe. For the nine months ended September 30, 1997, the Company's European net sales and gross margins were negatively affected by the strengthening U.S. dollar. Beginning in late 1997, the Company implemented a program to hedge against its exposure to currency exchange rate fluctuations.

     The Company has operated as an S corporation since 1988 and, as a result, has not been subject to federal or, generally, state income taxes. Accordingly, the following discussion of the Company's historical results of operations does not include a discussion of income tax expense. In connection with the Offerings, the Company will become a C corporation subject to federal and state income taxation and will record a net deferred tax asset of approximately $2.7 million and a corresponding nonrecurring benefit to income tax expense. See "Dividend Policy and S Corporation Status" and Note 1 of Notes to Consolidated Financial Statements.

Results of Operations

     The following table sets forth certain financial data for the Company for the periods indicated as a percentage of revenue.



                                                                        Nine Months Ended
                                      Year Ended December 31,             September 30,
                               -----------------------------------      -----------------
                               1992   1993    1994    1995    1996       1996      1997
                               ----   ----    ----    ----    ----       ----      ----
Statement of Operations Data:
Net Sales:
  United States..............  88.8%   88.5%    88.8%    86.2%   82.1%      82.3%    80.9%
  Canada.....................   6.9     6.8      6.9      8.6     9.1        9.5      9.2
  Other International........   4.3     4.7      4.3      5.2     8.8        8.2      9.9
                              -----   -----    -----    -----   -----      -----    -----
        Total................ 100.0   100.0    100.0    100.0   100.0      100.0    100.0
Cost of sales................  59.2    58.6     58.1     60.2    59.2       60.0     56.0
Gross profit.................  40.8    41.4     41.9     39.8    40.8       40.0     44.0
Selling, general and
  administrative expense.....  27.4    24.1     25.0     27.0    29.4       28.1     30.1
Income from operations......
                               13.4    17.3     16.9     12.8    11.4       11.9     13.9
-----------

Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1997

     Net Sales. Net sales increased 14.2% to $258.4 million for the nine months ended September 30, 1997 from $226.2 million for the comparable period in 1996. Domestic sales increased 12.3% to $209.0 million for the nine months ended September 30, 1997 from $186.1 million for the comparable period in 1996. The increase is attributable to strong growth in the footwear, youth and certain outerwear categories. International sales, excluding Canada, increased 37.6% to $25.6 million for the nine months ended September 30, 1997 from $18.6 million for the comparable period in 1996. The increase was due primarily to a $3.7 million, or 68.7%, increase in European direct sales. Canadian sales grew 10.2% to $23.7 million for the nine months ended September 30, 1997 compared to the same period in 1996.

     Gross Profit. Gross profit as a percentage of net sales was 44.0% for the nine months ended September 30, 1997 compared to 40.1% for the comparable period in 1996. The increase in gross margin was due to improved inventory management resulting in fewer mark downs and close-outs as well as efficiencies in the manufacturing process and continued strength of the brand in the market.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased 22.3% to $77.8 million for the nine months ended September 30, 1997 from $63.6 million for the comparable period in 1996. As a percentage of sales, selling, general and administrative expense increased from 28.1% to 30.1%. This increase was primarily attributable to the Company's investment in personnel and operational infrastructure to support the product line expansion, additional advertising and promotional expenditures to support the brand and international expansion into Europe, South Korea and Japan. Because these markets are in the start-up phase, personnel expenses and advertising and promotional expenditures are disproportionately high as the Company establishes the Columbia brand. The Company believes it can leverage selling, general and administrative expense as a percentage of sales as its international operations become more established and its sportswear and footwear sales expand.

     Interest Expense. Interest expense decreased by 23.1% for the nine months ended September 30, 1997 from the comparable period in 1996. The decrease was attributable to lower borrowing requirements for working capital in 1997.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Net Sales. Net sales decreased 1.6% to $299.0 million in 1996 from $303.8 million in 1995. This decrease was due to a decline in domestic sales, which decreased 6.2% to $245.6 million in 1996 from $261.9 million in 1995. The domestic sales decrease primarily reflects the poor retail environment experienced in the industry in fall 1995 selling season that resulted in decreased preseason orders for 1996. In response to significant excess inventory levels from the fall 1995 season and the high inventory levels held at the retailers, the Company deliberately reduced the production of fall 1996 merchandise to limit the Company's exposure to reorder business. In addition, two of the Company's larger customers, which together accounted for $10.2 million of the Company's sales in 1995, filed for bankruptcy after the fall 1995 season. This decrease was partially offset by the opening of two new outlet stores in late 1995 and the Company's flagship store in late 1996. International sales, excluding Canada, increased 65.4% to $26.3 million in 1996 from $15.9 million in 1995. The increase was due primarily to a $5.2 million, or 96.1%, increase in European direct sales and a $5.1 million increase in sales to international distributors. Canadian sales increased 4.6% to $27.2 million in 1996 from 1995.

     Gross Profit. Gross profit as a percentage of net sales was 40.9% in 1996 compared to 39.8% in 1995. The lower gross margin experienced in 1995 was attributable to excess off- priced inventory sales. Due to a very mild fall 1994 in the United States, the Company experienced a low reorder rate, resulting in excess inventory that was sold off-price in the first quarter of 1995. In fall 1995, many of the Company's retail customers experienced poor sales, resulting in cancellations for fall 1995 merchandise. In anticipation of lower reorders, the Company elected to sell a significant amount of excess inventory in late 1995 at discount prices. The effect of these sales was lower gross margins for the first and fourth quarters of 1995. Gross margins for the first quarter of 1996 were negatively affected by off-priced inventory sales carried over from fall 1995. In 1996 the Company deliberately reduced the reorder factor for fall 1996 production. The reduced inventory exposure, coupled with a healthier retail environment, resulted in minimal markdown sales in the fall 1996 selling season and, consequently, improved gross margins in 1996 over the prior year.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased 7.2% to $88.0 million in 1996 from $82.1 million in 1995. As a percentage of net sales, selling, general and administrative expense increased to 29.4% of sales in 1996 from 27.0% in 1995. The increase was primarily due to the Company's investment in personnel and systems infrastructure to support the growth of the Company's product offering and the expansion of the European operation. In addition, the second phase of the distribution center became operational in late 1995. The increase as a percentage of sales was also affected by lower than anticipated preseason order volume in 1996, influenced by the poor 1995 retail selling season. Based on the lower order volume, the Company initiated a corporate cost containment strategy for 1996 which included a reduced advertising budget, a delay in hiring of additional personnel and reduced spending for discretionary projects.

     Interest Expense. Interest expense decreased 26.8% in 1996 from 1995. The decrease was attributable to lower borrowing requirements for working capital needs.

     Other Expense. Other expense represents compensation recognized upon conversion of participation shares to Common Stock for Don Richard Santorufo, the Company's Executive Vice President and Chief Operating Officer. Total non-cash compensation recognized by the Company for 1996 related to the conversion was $5.7 million. In addition to the non-cash compensation recognized, the Company awarded Mr. Santorufo a cash bonus of $2.8 million to cover the personal tax liability associated with the transaction. Of the total expense of $8.5 million, the normal recurring amount of $1.0 million was reported as selling, general and administrative expense and the balance of $7.5 million was reported as other expense. The Company will continue to recognize additional compensation relating to the vesting of these shares through the year 2004.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Net Sales. Net sales increased 18.5% to $303.8 million in 1995 from $256.4 million in 1994. Domestic sales increased 15.1% to $261.9 million in 1995 from $227.6 million in 1994.

This increase was primarily attributable to the expanded sportswear offering and across-the-board increases in core outerwear products. In addition, international sales, excluding Canada, increased 43.5% to $15.9 million as European direct sales doubled. Canadian sales increased 46.3% to $26.0 million in 1995 from 1994.

     Gross Profit. Gross profit as a percentage of net sales was 39.8% in 1995 compared to 41.9% in 1994. The decrease in gross margin for 1995 was attributable to the off-priced inventory sales discussed above.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased 28.1% to $82.0 million in 1995 from $64.0 million in 1994. Selling, general and administrative expense as a percentage of sales increased to 27.0% in 1995 from 24.9%in 1994. The increase in selling, general and administrative expense in dollars and as a percentage of sales reflects the Company's continued investment in infrastructure and added personnel to support the growth in sales and product offerings. In 1994 the Company opened a new distribution center and implemented new financial, distribution management and sales order processing software, which were amortized for the full year in 1995.

     Interest Expense. Interest expense increased 79.1% in 1995 from 1994. The increase was due primarily to higher average borrowing levels resulting from the higher inventory and receivable balances carried by the Company in 1995.

     Other Expense. Other expense in 1995 consisted of a payment of $2.5 million in settlement of a dispute concerning use of the word "Columbia."

Quarterly Results of Operations and Seasonality


                                                                  For the Quarter Ended
                     ---------------------------------------------------------------------------------------------------------------
                                      1995                                     1996                                 1997
                     ------------------------------------    -----------------------------------------   ---------------------------
Statements of
Earnings Data:       Mar. 31   June 30  Sept. 30   Dec 31    Mar. 31    June 30    Sept. 30    Dec. 31   Mar. 31   June 30  Sept. 30
                     -------   -------  --------   ------    -------    -------    --------    -------   -------   -------  --------
                                                                      (Dollars in thousands)
Net sales...........  $ 44,762  $ 62,933 $126,409  $ 69,693  $ 49,292   $55,350    $121,597    $ 72,749  $54,495   $49,695  $154,165
As a % of full year      14.7%     20.7%    41.6%     23.0%     16.5%     18.5%       40.7%       24.3%
Gross profit........  $ 14,851  $ 26,551 $ 54,604  $ 24,820  $ 16,035   $20,192    $ 54,386    $ 31,516  $20,752   $21,623  $ 71,409
As a % of full year      12.3%     22.0%    45.2%     20.5%     13.1%     16.5%       44.5%       25.9%
As a % of net sales.     33.2%     42.2%    43.2%     35.6%     32.5%     36.5%       44.7%       43.3%    38.1%      43.5%    46.3%
Income (loss) from
operations.......... $ (1,070) $   7,989 $ 30,074  $  1,750  $(2,890)   $ 1,572    $ 28,338    $ 7,155   $(1,131)  $  (852) $ 38,010
As a % of net sales.    (2.4)%     12.7%    23.8%      2.5%    (5.9)%      2.9%       23.3%       9.8%     (2.1)%     (1.7)%   24.7%

     The Company's business is based on two primary wholesale selling seasons, spring (December to June), which represented 20% of the 1996 business, and fall (June to December), which represented 80% of the 1996 business by wholesale dollar volume. The spring product mix is weighted toward sportswear, footwear and lighter outerwear. These products generally have a lower unit selling price and lower gross margin than the fall products. The fall product mix is weighted toward the higher unit priced, higher margin outerwear. These seasonal differences lead to significant fluctuations in operating results from quarter to quarter. Historically the Company has recognized the majority of its profits in the third quarter and has realized losses in the first quarter. Second and fourth quarter results vary from year to year based on the shipping efficiencies and reorder activity for fall product.

Liquidity and Capital Resources

     The Company's main sources of liquidity have been cash flows from operations and borrowings on short term credit facilities. Net cash provided by (used in) operations for the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995 was $(44.3) million, $66.8 million and $11.8 million, respectively.

     The Company's primary capital requirements have been for working capital, investing activities associated with expansion of the distribution center, systems development, build-out of the new flagship store and general corporate needs. Net cash used in investing activities for the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995 was $8.5 million, $10.9 million and $13.0 million, respectively.

     Financing activities consist primarily of distributions to shareholders for tax payments and net changes in the short term borrowings. Net cash provided by (used in) financing activities for the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995 was $54.7 million, $(53.7) million and $588,000, respectively.

     Prior to the Offerings, the Company was an S corporation and net income was included in the shareholders' income for federal and certain state income tax filings. To accommodate the payment of taxes, the Company generally made substantial cash distributions to the shareholders in the first, third and fourth quarters of each year. After the Offerings, the Company's cash flows from financing activities will no longer reflect the distribution to shareholders for tax purposes. The Company will be responsible, however, for corporate tax payments, which will be reflected in the cash flow from operating activities.

     The Company has an unsecured revolving line of credit for $50 million with Wells Fargo Bank, N.A., which expires June 30, 1998. Funds borrowed bear interest, at the Company's option, at a rate of (i) the CD Rate (as defined therein) plus up to .75%, (ii) the Base Rate (as defined therein) minus up to 2.1% or (iii) LIBOR plus up to .75%. The amount of interest varies depending on the ratio of the Company's indebtedness to tangible net worth. If an event of default occurs, the Company is prohibited, subject to certain exceptions, from making dividend payments or other distributions. As of September 30, 1997, $44,201.419 was outstanding under this line of credit bearing interest at a rate of 6.1%.

     The Company is party to a Buying Agency Agreement with Nissho Iwai American Corporation ("Nissho") pursuant to which Nissho provides the Company unsecured credit, the amount of which varies annually at Nissho's discretion and acts as a buying agent on behalf of the Company. At September 30, 1997, the maximum amount available under the Nissho Agreement was $120 million, which includes $70 million allowed under the credit line and amounts available for letters of credit. Borrowings bear interest at a rate of 0.5% above the three month LIBOR rate. In addition, the Company pays Nissho a commission of 1.5% of the FOB price of the goods purchased by Nissho in its capacity as buying agent. The Company is prohibited from making distributions of cash or other assets to its shareholders in excess of (i) amounts required to be paid by shareholders to pay federal and state income tax obligations of the Company, (ii) 50 percent of the Company's income after provision for state and federal income taxes and (iii) 100 percent of the proceeds of a primary common stock offering. The agreement expires September 30, 1998. As of September 30, 1997, $29,013,036 was outstanding under the Company's line of credit with Nissho.

     The Company maintains a credit agreement with The Hong Kong and Shanghai Banking Corporation Limited for an uncommitted and unsecured line of credit with a combined limit of $60 million. Within this limit, up to $45 million may be used as an import line of credit for issuing documentary letters of credit and up to $25 million may be used as a revolving line of credit for working capital. Funds borrowed under the agreement bear interest, at the Company's option, at either a fixed rate for a specified number of days days at the bank's cost of funds plus 0.35%, or a floating rate of the prime rate minus 2%. As of September 30, 1997, $25,000,000 was outstanding under the agreement.

     The Company's Canadian and Japanese subsidiaries also maintain certain separate credit arrangements. If a subsidiary's credit arrangement is unsecured, the Company generally guarantees the subsidiary's obligations under the credit arrangement.

     To assist in the scheduling of production and the smooth shipping of seasonal product, the Company offers customers extended payment terms for placing pre-season orders and additional dating for taking delivery before the peak shipping season. Accordingly, the Company may have significant exposure regarding the collection of receivables from its customers. The Company has credit policies and procedures in place to manage the credit risk. The Company believes the additional costs associated with the dating program are more than offset by the reduced exposure to inventory excesses and the increased distribution efficiencies. The extended dating program results in peak short term borrowing on the credit facilities in October before the first due date under the dating program. See "Risk Factors -- Risks Related to Collectibility of Receivables."

     The Company estimates that capital expenditures for 1998 will be approximately $36 million. This amount will be primarily for the final implementation of the new management information system, and the initial phase of the expansion and reconfiguration (including a new warehouse management system) of the existing distribution center. The new enterprise management information system, which is expected to be fully operational by late 1998, will address the impact of the year 2000 on all core Company business systems. The Company has other ancillary systems that will be modified to address any of the year 2000 issues. The total expenditure for the distribution center project, scheduled for completion in February 1999, is estimated to be $33 million. The Company anticipates entering into a long-term borrowing arrangement to finance the construction and reconfiguration of the distribution center.

     The Company believes cash flow from operations, funds available under its credit facilities, funds available under the borrowing arrangement to be entered into in connection with the construction and reconfiguration of the distribution center, and the net proceeds, if any, from the Offerings that are not paid as dividends to the Company's existing shareholders will be sufficient to satisfy the Company's capital requirements for the next 12 months.

                                    BUSINESS

Introduction

     Columbia is a global leader in the design, manufacture, marketing and distribution of active outdoor apparel. As one of the largest outerwear manufacturers in the world and the leading seller of skiwear in the United States, the Company has developed an international reputation across an expanding product line for quality, performance, functionality and value. The Company believes its award-winning advertising campaigns effectively position the Columbia brand as active, outdoor, authentic and distinctly American.

     Established in 1938, the family-owned Company has grown from a small, regional hat distributor to a global leader in the active outdoor apparel industry. The Company has its roots and developed its initial expertise in the production of high quality, rugged outdoor fishing and hunting gear for the serious sportsman. Known for durability and dependability at a reasonable price, the Company leveraged its brand awareness in the 1990s by expanding into related merchandise categories and developing its "head-to-toe" outfitting concept. The Columbia brand appeals to a large, increasingly international consumer base. Today, the Company distributes its products to over 10,000 retailers in 30 countries. The Company's sales and operating income have increased to $299.0 million and $34.2 million in 1996 from $18.8 million and $1.6 million in 1987, representing 10-year compound annual growth rates of 32% and 36%, respectively. The Company believes it will continue to grow by focusing on enhancing the productivity of existing retailers, expanding distribution in international markets and further developing merchandise categories.

     The Company groups its broad range of competitively priced merchandise into four categories--outerwear, sportswear, rugged footwear and related accessories. The durability, functionality and affordability of Columbia's products make them ideal for use in a wide range of outdoor activities, including skiing, snowboarding, hunting, fishing, hiking and golf, as well as for casual wear. Throughout the product development cycle, merchandising and design teams collaborate with retailers, the Columbia sales force and consumers to ensure that the final product assortment of coordinated "head-to-toe" merchandise meets or exceeds customer expectations. Across all of its product lines, Columbia brings a commitment to innovative, functional product design and a reputation for durable, high quality materials and construction. Columbia believes it offers consumers one of the best price-value equations in the outdoor apparel industry.

Business Strengths

     Established and Differentiated Outdoor Lifestyle Brand. The Company believes the Columbia brand represents a differentiated, active, outdoor, authentic and distinctly American image built on quality, functionality, performance and value. The Company's award-winning international marketing campaigns, which feature Chairman Gertrude Boyle in the role of

"Mother Boyle," an overbearing taskmaster who enforces tough Columbia quality standards, emphasize this distinctive brand image.

     Broad and Growing Appeal. Columbia's merchandise appeals to a broad range of consumers of varying ages and income levels, from serious outdoorsmen to weekend sports enthusiasts. The Company's price-value equation is attractive to a large segment of the $10.4 billion U.S. retail outdoor apparel market. Columbia is effectively positioned to compete against lower priced or unbranded products based on brand image and product features, and against higher priced, largely technical or fashion brands based on superior value and generally lower price points. The Company has benefited in the past and expects to continue to benefit from the trend toward casual dressing and from the growth in demand for active lifestyle apparel.

     Premium Quality at a Reasonable Price. Columbia maintains a strong focus on providing a superior mix of quality and value, which are defining elements of the brand. The Company believes it is able to offer merchandise similar in quality to its competitors at attractive price points by using its long standing supplier relationships to source high quality products from around the world while controlling costs, relying on Company-supervised production of merchandise by independent manufacturers, involving itself in the supply chain at an earlier stage than is typical in the industry and avoiding the overdesign of its products.

     Proven and Experienced Management Team. Senior management of Columbia has substantial experience in the apparel industry and a demonstrated track record of sales and earnings growth: Chairman Gertrude Boyle has been involved in the business since 1970; President and Chief Executive Officer Timothy P. Boyle joined Columbia in 1971; and Executive Vice President and Chief Operating Officer Don Richard Santorufo joined the Company in 1979. Under their leadership over the past decade, the Company's sales and operating income have increased at compound annual growth rates of 32% and 36%, respectively. Immediately following the Offerings, senior management will own over 76.6% of the Company.

     Functional and Performance-Oriented Design. All Columbia merchandise is designed and developed in-house by experienced merchandising and design teams. Working closely with internal sales and production teams as well as with retailers and consumers, the Company's merchandising and design teams can reduce the risks of fashion swings by developing superior products that are tailored specifically to meet consumer requirements. Because its products are designed for functionality and durability, the Company does not attempt to lead consumer preferences or differentiate its products based primarily on fashion. In fact, many new products are based on existing designs, such as the Bugaboo Parka, a consistent best seller for more than a decade.

     Effective "Head-to-Toe" Merchandising. Columbia's "head-to-toe" merchandising strategy presents retailers and consumers with a wide selection of apparel and rugged footwear that shares common color palettes and outdoor themes. Retailers and consumers both benefit from the ability to use Columbia as a single source for an attractive array of merchandise. The Company's flagship store, recently opened in Portland, Oregon, and the Company's successful store within a store concept ("concept shops") provide showcases for Columbia's coordinated merchandise offerings.

     Sourcing as a Competitive Advantage. Columbia's merchandise is produced worldwide by independent manufacturers selected, monitored and coordinated by local Columbia employees to assure conformity to strict quality and cost standards. The Company believes the use of independent manufacturers, in conjunction with the use of Columbia sourcing personnel rather than agents, increases its production flexibility and capacity and allows it to maintain control over critical aspects of the sourcing process, while at the same time substantially reducing capital expenditures and avoiding the costs of managing a large production work force.

     Superior Inventory Management. From the time of purchasing through production, distribution and delivery, the Company manages its inventory to reduce risk. The sequencing of the product design, sourcing, production and selling cycle mitigates inventory risk, in part by offering special discounts to customers that purchase merchandise early. Because the Company's products are not based primarily on fashion, and because Columbia undertakes extensive analysis to ensure that its products are what consumers require, the Company believes its inventory risk is not as great as that of some of its competitors. A new state-of-the-art inventory management information system, expected to be fully operational in late 1998, is expected to further enhance the Company's ability to manage its inventory.

Growth Strategy

     Enhance Channel Productivity of Existing Retailers. The Company plans to improve the productivity of its existing customers by expanding its concept shops and installing brand enhancement systems. Concept shops, which promote a consistent brand image, are located within the Company's retailers and are dedicated exclusively to selling Columbia merchandise. As of September 30, 1997, the Company had 164 concept shops worldwide and plans to double this number by the end of 1998. The Company believes its concept shops increase sales by displaying a complete selection of merchandise and promoting cross-merchandising opportunities on a year around basis. Smaller-scale brand enhancement systems which include signage and fixtures that prominently display consolidated groupings of Columbia merchandise, offer benefits similar to concept shops. By the end of 1998, the Company also expects to have installed 1,000 in-store brand enhancement systems.

     Leverage the Columbia Brand Name in International Markets. The Company intends to capitalize on its size, strong U.S. brand position and its worldwide brand recognition by targeting certain high opportunity markets for development or expansion. The Company has identified Europe and Asia as regions where outdoor activities are consistently popular and where the Company can exploit its active, outdoor, authentic and distinctly American brand image and reputation for value.

The Company is seeking to enhance its distribution in a number of countries, including the United Kingdom, Italy, France, Spain, The Netherlands, Sweden and Germany. The Company will assume control of the distribution of its products in Japan in late 1998 and recently opened 15 retail store/department store counters in South Korea. Although the Company has made significant progress in its international expansion efforts over the last several years, substantial opportunity for growth exists. Net sales outside North America have increased from $9.0 million in 1993 to $26.3 million in 1996, but still represented only 8.8% of the Company's total net sales in 1996.

     Develop Existing Merchandise Categories. The Company intends to realize growth by further developing existing product categories, such as sportswear and rugged footwear, where there remains ample room for growth in market share. The Company's success in designing and marketing products has allowed Columbia to significantly broaden its assortment in existing categories. From 1993 through 1996, outerwear and sportswear sales increased 27.8% and 166.6%, respectively, in part as a result of new product introductions. Since it was introduced in 1993, net sales of the Company's rugged footwear have increased from $1.2 million to $12.5 million in 1996. The Company believes opportunities exist for continued rapid growth in sales of rugged footwear as distribution is expanded to sporting goods and specialty outdoor stores that carry the Company's outerwear and sportswear categories.

     Selectively Broaden Retail Distribution. The Company believes that over the longer term significant opportunities exist to increase sales of its products to department stores and footwear specialty shops. Although sales to department stores accounted for less than 14% of the Company's U.S. net sales in 1996, the Company believes this percentage will rise because department store retailers often prefer to purchase products from vendors that can offer complete head-to-toe product lines.

Industry Overview

     Between 1991 and 1996 the U.S. retail market for outdoor apparel grew 18.0% to $10.4 billion from $8.8 billion. The increased sales of outdoor apparel has resulted, in large part, from the growth in the popularity of outdoor activities. For example, according to the National Sporting Goods Association, between 1994 and 1996 the number of people who participated in snowboarding increased 76%, climbing 39%, in-line skating 31%, mountain biking 27% and backpacking 17%. The growth in the popularity of outdoor activities has also spurred an increase in sales of active outdoor apparel to consumers who do not participate in these activities. The global trend toward casual dressing both in and out of the workplace has also contributed to the increase in sales of active outdoor apparel.

     Sales of sportswear and rugged footwear have also increased in recent years. From 1995 to 1996 sales of sportswear and rugged footwear in the United States increased 6.6% and 4.3%, respectively. The Company believes the growth in the sportswear market is fueled by a number of factors, including increasing popularity of casual dressing worldwide, global interest in sports and active lifestyles, consumer interest in brands, as well as innovative product design, increased marketing and promotion expenditures and larger and more attractive retail formats. The Company expects the growth in the rugged footwear market to continue as the number of products designed to suit a greater variety of outdoor activities and conditions proliferates.

Products

     The Company offers a broad range of durable and functional outdoor apparel that represents exceptional value to the consumer. The Company's products are grouped into four broad categories -- outerwear, sportswear, rugged footwear and related accessories -- and are sold as casual wear as well as for use in a wide range of outdoor activities, including skiing, snowboarding, hunting, fishing, hiking and golf.

     The Company believes its Columbia brand represents a differentiated active, outdoor, authentic, value-oriented and distinctly American image and designs its products to reinforce this image. In both the design and production phases, the Company focuses its efforts on the development of popular, higher volume products at moderate price points. The Company's merchandise is durable and functional, incorporating useful technical details such as pockets that double as vents, double storm flaps over zippers and "gutters" that facilitate water run-off. The Company's attention to technical details derives from Columbia's long experience producing specialized hunting and fishing apparel and contributes to the authenticity and functionality of Columbia's entire selection of merchandise. In the manufacture of its apparel, the Company uses special technical materials that possess functionality similar to branded materials, but are produced at a lower cost, thereby enhancing the price-value equation.

     The charts below set forth net sales information by product category.

                          Net Sales by Product Category


[PIE CHART:  1993

Outerwear         79.7%
Sportswear        14.8%
Accessories        4.9%
Rugged Footwear    0.6%

Total Sales = $192 Million]

[PIE CHART:  1996

Outerwear         65.5%
Sportswear        25.3%
Accessories        5.0%
Rugged Footwear    4.2%

Total Sales = $299 Million]


Outerwear

     Outerwear is the Company's most established product category. Although sales of outerwear drive the Company's business, outerwear sales as a percentage of the Company's net sales are likely to continue to decrease as Columbia develops the markets for its growing sportswear and rugged footwear categories. The Company intends to use its leading U.S. market position and extensive experience in outerwear as a foundation upon which to grow its international business. The Company's growth strategy primarily involves expanding the category in international markets, improving the productivity of its existing customers and increasing outerwear sales to more department store retailers over the longer term.

     The Company's outerwear is designed to protect the wearer from inclement weather in everyday use and in a variety of outdoor activities, including skiing, snowboarding, hiking, hunting and fishing. Many of the Company's jackets incorporate Columbia's revolutionary Interchange System, which was introduced in 1983 and features a 3- or 4-jackets-in-1 design. Jackets incorporating the Interchange System typically combine a durable, nylon outershell with a removable, zip-out liner. The outershell and the liner may be worn separately or together. This layered ensemble provides the wearer with a jacket for all seasons and weather conditions at a reasonable price.

     Skiwear. The Company's skiwear line is the best selling brand of skiwear in the United States. The Company's skiwear products include parkas, vests, ski pants, ski suits, pullovers and sweaters. Many of the Company's ski parkas feature the Interchange System. The Bugaboo Parka, which was an early Columbia skiwear product incorporating the Interchange System, has been the Company's best selling ski parka for over a decade. Columbia's attention to detail and commitment to technical and useful features contribute to products with a distinctive and differentiated look and feel.

     Snowboard Apparel. Columbia's Convert brand is the second best selling brand of snowboard apparel in the United States. The Convert line includes parkas, vests, snowboard pants, pullovers and shirts. Columbia was one of the first major outdoor apparel companies to identify and react to the rapid emergence of snowboarding as a popular sport. Demonstrating its ability to move quickly to capture a significant share of a growth niche, Columbia achieved rapid consumer acceptance as net sales of its snowboard apparel increased to $7.9 million in 1996 from its introduction in 1994.

     Hunting and Fishing Apparel. Hunting and fishing products constitute one of the Company's oldest product lines and include apparel for the serious sportsman engaged in a variety of outdoor activities, including waterfowl hunting, upland hunting, big game hunting and fishing. Products include parkas, shells, vests, liners, bib pants and rain suits. All of these products incorporate a variety of specific-purpose, tailored features that enhance Columbia's reputation as a producer of outerwear. Examples of Columbia's attention to detail include shell loops and Ethefoam fly patches, terrain and seasonal camouflage patterns, recoil cushioned shoulders and Silent Rain cloth for noise-proof movement.

     Youth Outerwear. The Company's youth line of products includes ski parkas, vests, snow pants, snow suits and pullovers. The youth product line benefits from the Company's expertise in its adult lines and enables a Columbia customer to outfit the entire family in dependable outerwear at a reasonable price.

Sportswear

     The Company believes the global market for sportswear is significantly larger than the global market for outerwear, and the continued development of this market represents a substantial opportunity for the Company. Beginning in the latter part of 1993, the Company targeted sportswear as a growth opportunity. Building on a foundation of authentic fishing and hunting shirts, the Company rapidly expanded its sportswear product offering, resulting in sportswear sales increasing as a percentage of the Company's net sales from 14.8% for 1993 to 25.3% for 1996. The Company believes sportswear sales as a percentage of the Company's net sales are likely to continue to increase.

     The majority of the Company's sportswear sales are to sporting goods and specialty outdoor stores. Department stores, which represent a substantially larger portion of sportswear distribution, accounted for only 12% of the Company's net sales for 1996. The Company's growth strategy for sportswear sales consists of increasing productivity of existing customers, improving merchandising at the store level (including opening additional concept shops and installing brand enhancement systems), expanding distribution to department stores and enhancing the product offerings to take advantage of apparel trends.

     The Company's sportswear products consist of durable, functional, value-priced, authentic, active outdoor apparel that appeals both to the serious outdoorsman and the more casual wearer who wants to project an outdoor image. Sportswear products are designed to be sold alongside the Company's outerwear and rugged footwear products as part of a unified "head-to-toe" outfitting concept. In particular, fleece and pile products are merchandised to provide a bridge to the outerwear products.

     Outdoor Sportswear. The Company's outdoor sportswear is designed to meet the recreation needs of walkers, hikers, campers, mountain bikers, fishermen, hunters and the general outdoor enthusiast. Authentic design and affordable prices also make the Company's sportswear products attractive to active outdoor apparel consumers who purchase these products for casual wear. The outdoor sportswear product line consists primarily of jeans, chinos, hiking shorts, water sport trunks, knit shirts, woven shirts, sweats, sweaters and fleece and pile products.

     Golf Apparel. Introduced in 1997, the Company's golf line includes shorts, pants, polo shirts, fleece products, windshirts and rainwear designed specifically for the needs of golfers. The Company's golf line is differentiated from competitors by its focus on golf as an outdoor activity that requires specific fabrics and features to enhance performance.

     GRT. The Company's GRT line of active outdoor performance apparel consists of pants, shirts, shorts, vests, polo shirts, tee shirts, tank shirts and lightweight jackets designed specifically for training, trekking and adventure travel. Many of the items in the line incorporate the Company's Omni-Dry system of moisture management.

Rugged Footwear

     The Company's newest product category, rugged footwear, was introduced in 1993. The success of the introduction demonstrates Columbia's ability to expand its head-to-toe merchandising assortment and to leverage its reputation as a provider of durable, comfortable outdoor apparel, enabling consumers to broaden their purchases of Columbia branded apparel. Rugged footwear as a percentage of the Company's net sales has increased from 0.6% in 1993 to 4.2% in 1996. The Company believes the market for rugged footwear remains a substantial growth opportunity. The Company expects sales of its rugged footwear will be driven primarily by the design and development of new footwear and by expanding the distribution of rugged footwear within existing U.S. and international distribution channels, such as sporting goods stores, outdoor specialty and footwear retailers and department stores.

     The Company's rugged footwear category consists primarily of active all-weather and performance outdoor products. Many of the Company's footwear styles feature innovative technical designs that incorporate waterproof/breathable constructions, thermal insulation, advanced cushioning systems and high abrasion, slip-resistant outsoles. Several styles are offered within each of the following classifications: All-Weather, Active Outdoor, Performance Outdoor and Classic Columbia Comfort.

Accessories

     The Company also produces and sells hats, caps, scarves, gloves, mittens and headbands to complement its outerwear and sportswear lines.

Advertising, Marketing and Promotion

     The Company's creative and award-winning print and broadcast advertising campaigns have built brand awareness and have helped to highlight the strengths of Columbia's products among consumers. The humorous advertisements, which have received 18 awards in the past seven years, feature Chairman Gertrude Boyle as an overbearing taskmaster--"one tough mother"--who demands high quality standards for Columbia products. The advertisements, which often include witty dialogue between "Mother Boyle" and her son Tim, Columbia's President, remind consumers of the Company's long history of providing authentic outdoor apparel with exceptional value and help to create a distinctly American brand. The Company's advertising appears in a wide variety of print and broadcast media, ranging from GQ, Rolling Stone, Ski (Germany), Be-Pal (Japan) and Desnival (Spain) to The David Letterman Show, ESPN and MTV. The Company has also sponsored several high profile sporting events, including three America's Cups, the Eco Challenge, the Albuquerque International Balloon Fiesta and the Paris-Dakkar Rally.

Business Process

     From the time of purchasing through production, distribution and delivery, the Company manages its inventory to reduce risk. Because the Company's products are not based primarily on fashion and because Columbia undertakes extensive analysis to ensure that its products are what consumers desire, the Company believes its inventory risk is not as great as that of some of its competitors. A new state-of-the-art inventory management information system, expected to be fully operational in late 1998, should further enhance the Company's ability to manage its inventory.

     The Company encourages early purchases by its customers to promote inventory management. To achieve this goal, the Company offers a select assortment of its products to its entire roster of customers approximately one to two months before most competing lines are introduced. Discounts are available for customers who place early orders. In addition, the Company provides its customers with staggered delivery times through the spring and fall seasons, which also permits the Company and its customers to manage inventory effectively and thereby diminish the likelihood of closeout sales.

     The following charts depict the purchasing, order and delivery cycles for the Company's spring 1997 and fall 1997 merchandise. (For example, as of May 1997 the Company had placed orders for its fall 1997 season with its independent manufacturers for 98% of its product needs, had already received orders from its customers for 98% of the planned production and had shipped 9% of its products.) There is no assurance that future purchasing, order and delivery cycles will be similar to those illustrated below.


[Graph showing purchasing, order and delivery cycles for spring 1997 merchandise, with percentage of (i) purchases increasing from 1% at March 15, 1996 to 100% at February 15, 1997, (ii) orders increasing from 1% at June 15, 1996 to 100% at May 15, 1997 and (iii) delivery and invoicing increasing from 1% at November 15, 1996 to 99% at August 15, 1997. Specific monthly percentages are as follows:

Date                       Purchasing     Orders      Delivery and Invoicing

Mar. 15, 1996                  1%
Apr. 15, 1996                  2%
May 15, 1996                   4%
Jun. 15, 1996                  7%           1%
Jul. 15, 1996                 27%           26%
Aug. 15, 1996                 55%           56%
Sep. 15, 1996                 83%           78%
Oct. 15, 1996                 95%           96%
Nov. 15, 1996                 96%           100%                1%
Dec. 15, 1996                 97%           100%                5%
Jan. 15, 1997                 99%           101%               23%
Feb. 15, 1997                100%           102%               48%
Mar. 15, 1997                               103%               75%
Apr. 15, 1997                               104%               89%
May 15, 1997                                100%               96%
Jun. 15, 1997                               100%               97%
Jul. 15, 1997                                                  98%
Aug. 15, 1997                                                  99%
Sep. 15, 1997                                                  99%]


[Graph showing purchasing, order and delivery cycles for fall 1997 merchandise, with percentage of (i) purchases increasing from 1% at August 15, 1996 to 100% at June 15, 1997, (ii) orders increasing from 0% at November 15, 1996 to 100% at September 15, 1997 and (iii) delivery and invoicing increasing from 3% at April 15, 1997 to 99% at December 15, 1997. Specific monthly percentages are as follows:

Date                       Purchasing    Orders   Delivery and Invoicing

Aug. 15, 1996                  1%
Sep. 15, 1996                  3%
Oct. 15, 1996                  8%
Nov. 15, 1996                 20%         0%
Dec. 15, 1996                 35%         5%
Jan. 15, 1997                 57%        64%
Feb. 15, 1997                 76%        79%
Mar. 15, 1997                 89%        87%
Apr. 15, 1997                 96%        96%            3%
May 15, 1996                  98%        98%            9%
Jun. 15, 1997                100%        99%           16%
Jul. 15, 1997                100%        99%           31%
Aug. 15, 1997                            99%           49%
Sep. 15, 1997                           100%           70%
Oct. 15, 1997                           100%           83%
Nov. 15, 1997                                          96%
Dec. 15, 1997                                          99%]

     The Company attempts to mitigate its inventory risk in part by matching purchases of inventory to the receipt of customer orders, as illustrated by the charts above. By avoiding significant inventory build-ups in anticipation of orders not yet received, the Company believes it is able to reduce the risk of overcommitting to inventory purchases. Because customer orders can be canceled up to 45 days prior to shipment, however, this strategy does not eliminate inventory risk in the event of significant cancellations of customer orders.

Product Design

     All Columbia merchandise is designed and developed in-house by experienced merchandising and design teams. Working closely with internal sales and production teams as well as with retailers and consumers, the Company's merchandising and design teams can mitigate the risks of fashion swings by developing superior products that are tailored specifically to meet consumer requirements. Because its products are designed for functionality and durability, the Company does not attempt to lead consumer preferences or differentiate its products based primarily on fashion. In fact, many new products are based on existing designs such as the Bugaboo Parka, a consistent best seller for more than a decade. By pursuing this strategy, the Company believes it can attract a wider, value-oriented consumer audience than its more technical or fashion-oriented competitors.

     The Company uses several special materials, such as Omni-Tech and Bergundtal Cloth, in the design of its products, some of which were developed in collaboration with textile mills. Omni-Tech fabrics have micro-porous polyurethane coatings that provide a waterproof finish and breathability. Bergundtal Cloth, constructed with taslanized filament nylon in the horizontal direction and filament nylon in the vertical direction, has a water-repellent finish on its face and is coated with polyurethane on its back to provide added water resistance and wind protection. The Company's special materials substantially enhance the value of the Company's products without adding significant cost.

     All designs are created by approximately 70 members of Columbia's product development team. Prototypes of the designed products are created in the Company's Hong Kong facility. Prototypes are reviewed by groups of retailers, sales personnel and consumers for commercial acceptance. The design process requires approximately six to seven months from conceptualization until the product line is finalized. After the product line is finalized, costing and scheduling of manufacture of the product line at factories commences. This process requires approximately one and one-half months to complete. Pricing of the product line is then completed over the following two months, after which the Company's sales force receives samples. At approximately the same time, placement of orders for the product line commences, and the Company will purchase finished garments for the following four or five months. When the finished garments arrive for shipment to retailers, approximately 18 months will have passed since the initial conceptualization of the product line.

     Sourcing and Manufacturing

     Columbia's apparel is produced worldwide by independent manufacturers selected, monitored and coordinated by regional Columbia employees to assure conformity to strict quality standards. The Company believes the use of these independent manufacturers, whether producing products from materials provided by the Company or obtained directly by the manufacturer, increases the Company's production capacity and flexibility and reduces its costs.

     Unlike many apparel companies, Columbia uses few independent agents in its sourcing activities. Rather, the Company maintains 10 sourcing and quality control offices in the Far East, in Hong Kong, Thailand, Taiwan, India, Sri Lanka, South Korea, China (three) and Malaysia, in each case staffed by Columbia employees and managed by personnel native to the region. At September 30, 1997, the Company employed a total of approximately 240 persons in these offices, including approximately 101 persons in its Hong Kong office. Personnel in these offices include those engaged in direct sourcing activities, such as specification and sample distribution, production capability certification, order placement, contract management and price and quantity negotiations, as well as communications with the U.S.-based design teams, sample preparation, quality control, quota and other import restriction monitoring, warehouse and shipment coordination and pattern making. Final pricing for all orders, however, is approved by personnel from the Company's U.S. headquarters. The Company believes the use of dedicated Columbia personnel rather than independent agents reduces its sourcing costs. Columbia personnel who are focused narrowly on the Company's interests are more responsive to the Company's needs than independent agents would be, and are more likely to build long-term relationships with key vendors. The relationships enhance the Company's access to raw materials and factory capacity at more favorable prices.

     The Company's merchandise is produced by approximately 115 independent manufacturers worldwide. For 1997 product sales, approximately 94% (by dollar volume) of the Company's products were produced by independent manufacturers, and approximately 86% (by dollar volume) of the Company's products were produced outside the United States, principally in the Far East. Other than its facility for the production of fleece products and headware in Chaffee, Missouri, the Company does not operate any production facilities. The Company attempts to monitor its selection of independent factories to ensure that no one manufacturer or country is responsible for a disproportionate amount of the Company's merchandise. Six manufacturers engaged by the Company accounted for approximately 38.5% (by dollar volume) of the Company's total production for 1997 product sales. The primary production facilities of these manufacturers are located in Asia. No other manufacturer accounted for more than five percent of the Company's total production for 1997 product sales.

     The Company believes the use of independent manufacturers, in conjunction with the use of Columbia sourcing personnel rather than agents, increases its production flexibility and capacity and allows it to maintain control over critical aspects of the sourcing process, while at the same time substantially reducing capital expenditures and avoiding the costs of managing a large production work force. There are no formal arrangements between the Company and any of its contractors or suppliers; however, the Company believes its relationships with its contractors and suppliers are excellent and that its long-term, reliable and cooperative relationships with many of its vendors provide it an advantage over many of its competitors.

     The Company's quality control program is designed to ensure its products meet the Company's high quality standards. The Company monitors the quality of its fabrics and inspects prototypes of each product before production runs are commenced. The Company also performs random in-line quality control checks during and after production before the garments leave the factory. Columbia quality control personnel visit most of their independent manufacturers' facilities at least weekly. Final inspections occur when the garments are received in the Company's distribution centers. The Company employs a total of approximately 75 full-time quality control personnel in its 10 Far East sourcing and quality control offices, as well as additional inspectors at its warehouses in Portland, Oregon and at its one U.S. manufacturing facility. In addition, a staff of approximately 22 persons in the Company's headquarters facility oversees and coordinates global quality control standards and efforts. The Company believes its quality control program is an important and effective means of maintaining the quality and reputation of its products.

     Production of apparel by independent manufacturers is accomplished through one of two principal arrangements. In the first, the supplier purchases the raw materials needed to produce the garment from sources approved by Columbia personnel, at prices and on terms negotiated by that independent supplier. Most of the Company's merchandise is manufactured under this arrangement. In the second, sometimes referred to as "cut, make, pack, and quota" and used principally for production in China, Columbia directly purchases the raw material, principally fabric, from suppliers, obtains or arranges for any necessary U.S. import quotas, and ships the materials in a "kit," together with patterns, samples, and most other necessary items, to the independent manufacturer that has been selected by Columbia to produce the finished garment. Prior to shipment, materials for the kits are stored and consolidated at the Company's Hong Kong warehouse. While this second arrangement advances the timing for inventory purchases and exposes the Company to certain additional risks before a garment is manufactured, the Company believes this arrangement further increases its manufacturing flexibility and frequently provides it with a cost advantage over other production methods. See "Risk Factors--Dependence Upon Independent Manufacturers."

     While the Company has traditionally received a significant portion of its customers' orders prior to placement of its initial manufacturing orders, production orders must generally be placed with manufacturers before all of a season's orders are received by the Company from customers. Columbia, therefore, takes into account market trends and the early orders received from customers in placing its orders with suppliers. Many of these customer orders may change with respect to colors, sizes, allotments or assortments before delivery. The Company uses these orders and its experience to estimate production requirements to secure necessary fabrics and manufacturing capacity.

     The Company's independent manufacturers sell finished products to the Company on an FOB basis and are at risk for the quality and timely delivery of the products. To date, substantially all of the Company's international production requirements have been financed with letters of credit rather than purchased under open credit terms. The suppliers are able to obtain payment under the letter of credit upon delivery of the merchandise to the freight consolidator chosen by the Company, together with a certificate from a Columbia quality control inspector, purchase order identification and, if necessary for the goods in question, a quota "visa." The Company believes payment to its suppliers under this arrangement, while increasing the Company's need for inventory financing, enhances its attractiveness to suppliers and improves its ability to negotiate more favorable terms in other areas. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Company transacts business on an order-by-order basis and does not maintain any long-term or exclusive commitments or arrangements to purchase from any vendor. The Company competes with other companies for the production capacity of independent manufacturers and import quota capacity. The Company believes it has good relationships with its vendors and there will be adequate sources to produce a sufficient supply of goods in a timely manner and on satisfactory economic terms in the future. Manufacturers' delivery dates are generally specified to ensure that products will be available in the Company's warehouses in a timely manner assuming shipment by ocean freight. Manufacturers are generally given a grace period after their scheduled delivery date to make goods available for shipment; they are often obligated to pay any increased costs resulting from the need to ship products by air as a result of delivery after this period. The Company has from time to time experienced difficulty in satisfying its raw material and finished goods requirements, and any such future difficulties could adversely affect the Company. See "Risk Factors--Dependence on Independent Manufacturers" and "--Dependence on Key Suppliers."

     Sales and Distribution

     The Company's products are sold to approximately 10,000 specialty and department store retailers in the United States, Canada, Asia, Europe, South America, Australia and New Zealand. The Company believes continued growth will result from its focus on enhancing the productivity of existing retailers, expanding distribution in international markets and developing merchandise categories.

     The Company plans to improve the productivity of its existing customers by expanding its concept shops worldwide and installing brand enhancement systems. Concept shops create an environment that is consistent with the Company's image and enables the retailer to display and stock a greater volume of the Company's products per square foot of retail space. Each concept shop requires an investment by the Company in display fixtures and other materials of about $15,000 and, typically, an increased inventory commitment by the retailer. These concept shops also encourage longer term commitment by the retailer to the Company's products and enhance consumer brand awareness. As of September 30, 1997, the Company had 164 concept shops worldwide and plans to double this number by the end of 1998. Smaller-scale brand enhancement systems, which include signage and fixtures that prominently display consolidated groupings of Columbia merchandise, offer benefits similar to concept shops. By the end of 1998, the Company expects to have installed 1,000 in-store brand enhancement systems.

     The Company intends to continue to capitalize on its strong U.S. brand position and its worldwide brand recognition by targeting certain high opportunity markets for development or expansion. Having already achieved a significant share of the North American outerwear market, Columbia's strategy for its existing and new North American customer base is to develop further sales of its sportswear and rugged footwear. In new markets in Europe and Asia, Columbia's strategy is to replicate its success in its core North American market by establishing relationships with retailers through its highly visible outerwear line. As Columbia's brand image and reputation strengthens through acceptance of its outerwear, it introduces its sportswear and rugged footwear lines into these new markets.

     The Company believes that over the longer term significant opportunities exist to increase sales of its products to department stores and footwear specialty shops. The Company expects to expand its sales to these retailers, in part by attracting new customers and in part by expanding sales in existing retailers. In 1996, approximately 88% of the Company's net sales were to specialty stores and 12% were to department store retailers.

                               Net Sales by Region

[PIE CHART:    1993                     [PIE CHART:  1996
United States       88.5%               United States       82.1%
Canada               6.8%               Canada               9.1%
International        4.7%]              International        8.8%]


North America

     The Company sells its products to approximately 3,900 U.S. retailers and 1,100 Canadian retailers. Of these, J.C. Penney is the Company's largest customer, representing just over four percent of the Company's net sales in 1996. Not all of the Company's product lines are sold to each of its North American retailers.

     The Company uses 25 independent sales agencies, which employ a total of approximately 80 sales representatives, to distribute its products in North America. Columbia operates nine outlet stores in North America: one each in Portland, Lake Oswego and Lincoln City, Oregon; Gilroy, California; Birch Run, Michigan; Medford, Minnesota; Kenosha, Wisconsin; Lancaster, Pennsylvania and Windsor, Ontario. The Company's outlet stores sell excess inventory in a manner that does not adversely affect its retailers. Columbia also operates a free-standing flagship store in Portland, Oregon. This retail store is designed to create a distinctive "Columbia" environment and reinforces the active and outdoor image of the Columbia brand. In addition, the retail store provides the Company with the ability to test new marketing and merchandising techniques. The Company has also established 83 concept shops in retail stores in North America and plans to more than double this number in 1998.

     The Company distributes most of its products to U.S. retailers from its 300,000 square foot Rivergate Distribution Center, which is located in Portland, Oregon. At this distribution facility, the Company's products are inspected, sorted, packed and shipped. The Company is planning to enlarge its Rivergate Distribution Center by at least 240,000 square feet within the next two years. The Company also distributes a small portion of its products in the United States from a smaller facility adjacent to its Chaffee, Missouri manufacturing facility. The Company distributes its products in Canada from a 66,000 square foot warehouse in Strathroy, Ontario.

     European Common Market

     The Company sells its products to approximately 3,800 European retailers. The Company maintains a European sales and marketing office in Strasbourg, France and, with the exception of the United Kingdom, Switzerland and Greece, distributes its products in Europe from an independent logistics company based in The Netherlands. In the United Kingdom, Switzerland and Greece, the Company sells through independent distributors. The Company has approximately 22 concept shops in European retailers. Although the Company's marketing and sales efforts to date have been most successful in France, Spain, The Netherlands and Sweden, Columbia believes substantial opportunities exist in other countries such as Germany. Net sales of the Company's products in Europe have increased at a compound annual growth rate of 66.8% between 1993 and 1996.

     Asia

     The Company has distributed its products in Japan since the mid-1970s and sells its merchandise to approximately 1,000 Japanese retailers. In the fall of 1998, the Company will begin distributing its products directly in Japan, which the Company believes will create the opportunity for significant acceleration of sales in Japan. Based on its experience in Japan, the Company also believes the South Korean market represents another significant growth opportunity in Asia. In 1997 the Company began selling its products in South Korea through 15 retail locations. Sales and marketing efforts in Asia are directed from Tokyo and Seoul. The Company's products will be warehoused and shipped in Japan by an independent company based in Tokyo, and in South Korea from a warehouse near Seoul.

     Other Countries

     The Company sells its products to independent exclusive distributors, representing approximately 350 retailers, in Argentina, Australia, Chile, Czech Republic, Ecuador, Greece, Hungary, Ireland, Japan, New Zealand, Poland, Russia, Sweden (hunting and fishing products only), Switzerland and the United Kingdom. The Company expects to begin selling its products in 1998 to distributors representing retailers in Mexico, Norway and Turkey.

     The Company plans to improve the productivity of its existing international distributors and, except for the anticipated expansion in 1998, does not intend to expand sales to additional countries. Over the longer term, the Company believes international sales to some of its existing countries could be made directly.

Intellectual Property

     The Company owns trademarks for many of its products, including "Columbia," "Columbia Sportswear Company," "Convert," "Bugaboo," "Bugabootoo," "Silent Rain" and "Interchange." The Company's trademarks, many of which are registered or subject to pending applications in the United States and other nations, are for use on a variety of items of apparel. The Company believes that its reputation, built through years of providing high quality apparel at a good value for consumers and through its distinctive advertising, are linked in the minds of consumers with the Company's trademarks. The Company believes its trademarks are of great value and are instrumental to its ability to create and sustain demand for its products. The Company also places significant value on the overall appearance and image of its products. The Company's trade dress (the overall appearance and image of its products), as much as its trademarks, distinguishes Columbia's products in the marketplace. As the Company expands its markets it attempts to establish and protect its proprietary rights. From time to time the Company discovers products in the marketplace that are counterfeit reproductions, and the Company attempts to prevent or terminate such infringing activity. In the past the Company has successfully resolved conflicts over proprietary rights through legal action and negotiated settlements. Although the Company has not been materially inhibited from selling its products in connection with trademark or trade dress disputes, there is no assurance that significant obstacles will not arise as it expands its product line and geographic scope. See "Risk Factors--Dependence on Proprietary Rights."

Management Information System

     The Company is committed to maintaining technically advanced systems that will help it achieve its overall growth strategy. The Company is replacing its current management information system with an enterprise system that integrates EDI and inventory management capabilities. This system, some aspects of which are already operational, is expected to be fully operational by late 1998.
The new system updates current and historical net sales, inventory and merchandise planning on a daily basis. It also provides a stronger and more timely link between the Company and its customers, enhancing the Company's ability to monitor its performance against historical and budgetary benchmarks, to manage inventory and labor costs as well as to make more informed purchasing decisions. The Company believes this system will also help to improve customer service and operating efficiency. The system is expected to serve the Company for at least the next five years.

Backlog

     The Company generally receives the bulk of the orders for each of the fall and spring seasons a minimum of three months prior to the date the products are shipped to customers. The orders are cancelable by the customer up to 45 days prior to the date of shipment. At September 30, 1997, the Company's backlog was $170.5 million, compared to $116.6 million at September 30, 1996. To manage inventory risk, the Company estimates its production requirements conservatively and engages in certain other inventory management techniques. See "--Business Process." For a variety of reasons, including the timing of shipments, product mix of customer orders and the amount of in-season orders, backlog may not be a reliable measure of future sales for any succeeding period.

Competition

     The active outerwear, sportswear and rugged footwear segments of the apparel industry are highly competitive. The Company encounters substantial competition in the active outerwear and sportswear business from, among others, The North Face, Inc., Marmot Mountain Ltd., Woolrich Woolen Mills, Inc., The Timberland Company ("Timberland"), Patagonia Corporation ("Patagonia") and Helly-Hansen A/S. In addition, the Company competes with major sport companies, such as Nike, Inc. ("Nike"), Adidas AG and Reebok International Ltd., and with fashion-oriented competitors, such as Polo Ralph Lauren Corporation, Nautica Enterprises, Inc. and Tommy Hilfiger Corporation. The Company's rugged footwear line competes with, among others, Timberland, Kaufman Footwear (a division of William H. Kaufman, Inc.), Nike ACG, Salomon S.A. and The Rockport Company. Many of these companies have global operations and compete with the Company in Europe and Asia. In Europe the Company also faces competition from such brands as Berghaus, Jack Wolfskin and Craft of Sweden, and in Asia the Company faces competition from such brands as Mont-Bell and Patagonia. In addition to name brand competitors, the Company also faces competition from its own retailer customers that manufacture and market clothing and footwear under their own labels. Some of the Company's competitors are substantially larger and have substantially greater financial, distribution, marketing and other resources than the Company. The Company believes the primary competitive factors in the market for activewear are functionality, durability, style, price and brand name, and that its product offerings are well positioned within the market. See "Risk Factors--Competition."

Government Regulation

     Many of the Company's imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods which may be imported into the United States and other countries, including constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements, which have been negotiated bilaterally either under the framework established by the Arrangement Regarding International Trade in Textiles, known as the Multifiber Agreement, or other applicable statutes, impose quotas on the amounts and types of merchandise that may be imported into the United States from these countries. These agreements also allow the signatories to adjust the quantity of imports for categories of merchandise that, under the terms of the agreements, are not now subject to specific limits. The Company's imported products are also subject to United States customs duties, which are a material portion of the cost of the merchandise. The United States and the countries in which the Company's products are produced or sold may impose new quotas, duties, tariffs or other restrictions, or may adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on the Company. See "Risk Factors--International Operations."

Employees

     At September 30, 1997 the Company had 1,182 full-time employees. Of these employees, 811 were based in the United States, 62 in Canada, 23 in Europe and 286 in Asia. None of the Company's employees is represented by a labor union. The Company believes it maintains good employee relations.

Properties

     The principal executive and administrative offices of the Company are located at 6600 North Baltimore, Portland, Oregon. The general location, use and approximate size of the Company's principal owned and leased properties are set forth below:

                                                                           Approximate
Location            Owned/Leased Use                                       Square Feet
--------            ------------ ---                                       -----------
Portland, Oregon       Owned     Distribution Facility                       300,000

Portland, Oregon       Leased    Headquarters Offices                        172,000

Chaffee, Missouri      Leased    Manufacturing and Distribution Facility      75,000

                                   MANAGEMENT

Directors and Executive Officers

     The following table sets forth the executive officers, directors and certain key employees of the Company.

Name                        Age    Position
----                        ---    --------

Gertrude Boyle              73     Chairman of the Board
Timothy P. Boyle            48     President, [Chief Executive Officer,]
                                      Treasurer,
                                   Secretary and Director
Don Richard Santorufo       51     Executive Vice President and Chief Operating
                                      Officer
Patrick D. Anderson         40     Chief Financial Officer
Carl K. Davis               49     Vice President and General Counsel
Terry J. Brown              55     Executive Planner and International
                                      Distributor Planner
Robert G. Masin             49     National Sales Manager
Grant D. Prentice           43     General Manager - Outerwear Merchandising
Michael R. Egeck            39     General Manager - Sportswear Merchandising
Rodney R. Gumringer         36     General Manager - Footwear Merchandising
Douglas R. Hamilton         45     Director of Operations - Canada and Europe;
                                      President and Chief Operating Officer -
                                      Columbia Sportswear Canada Limited
Sarah Bany                  39     Director of Retail Stores and Director
Murrey R. Albers(1)(2)      56     Director
Edward S. George(1)(2)      60     Director
John Stanton(1)(2)          42     Director

---------------
(1)   Member of the Audit Committee.
(2)   Member of the Compensation Committee.

Gertrude Boyle has served as Chairman of the Board of Directors since 1983. The Company was founded by her parents in 1938 and managed by her husband, Neal Boyle, from 1964 until his death in 1970. Ms. Boyle also served as the Company's President from 1970 to 1988.

Timothy P. Boyle joined the Company in 1971 as General Manager and has served as President and Chief Executive Officer since 1988. He has been a member of the Board of Directors since 1978. Mr. Boyle is also a member of the board of directors of Triad Machinery, a heavy equipment retailer. Mr. Boyle is Gertrude Boyle's son.

Don Richard Santorufo joined the Company in 1979 as Purchasing and Production Manager, and in 1984 he was promoted to Vice President, Manufacturing and oversaw the development of the Company's Asian manufacturing operations. He has served as Executive Vice President and Chief Operating Officer of the Company since January 1995. From 1975 to 1977 Mr. Santorufo was Production and Purchasing Manager for Alpine Designs, a Colorado skiwear manufacturer, and from 1977 to 1979 he was Production Manager for Jen-Cel-Lite Corporation, a Washington sleeping bag and insulation manufacturer.

Patrick D. Anderson joined the Company in June 1992 as Manager of Financial Reporting, became Corporate Controller in August 1993 and was appointed Chief Financial Officer of the Company in December 1996. From 1985 to 1992, Mr. Anderson was an accountant with Deloitte & Touche LLP.

Carl K. Davis joined the Company in October 1997 as Vice President and General Counsel. He was employed by Nike from 1981 to October 1997 where he served in a variety of capacities, most recently as Director of International Trade.

Terry J. Brown joined the Company in January 1983 as Planner and served as Executive Planner and International Distributor Manager since November 1995. Prior to joining the Company, Mr. Brown was Vice President and Chief Financial Officer of Agoil, Inc., an oil and gas exploration and development company, from 1978 to 1981, and as Planner for Jantzen Incorporated, an apparel company, from 1968 to 1978.

Robert G. Masin joined the Company in May 1989 as National Sales Manager. From 1976 to 1989 he worked for W.L. Gore and Associates, a polymer technology and manufacturing and service company. From 1982 to 1989 he was National Sales Manager of Gore's Fabric Division.

Grant D. Prentice joined the Company in May 1984 as General Manager of Outerwear Merchandising. From 1977 to 1984, Mr. Prentice worked as a sales representative for Gerry Outdoor Products, a skiwear company based in Colorado.

Michael R. Egeck has been General Manager - Sportswear Merchandising for the Company since August 1992. From 1983 to 1992, Mr. Egeck was with Seattle Pacific Industries, a sportswear apparel company where his most recent title was Director of Merchandising, Design and Sales Operations.

Rodney R. Gumringer joined the Company in December 1993 as General Manager - Footwear. From 1988 to 1993, Mr. Gumringer was Product Development Manager for the casual shoe division of Nike.

Douglas R. Hamilton became President and Chief Operating Officer of the Company's Canadian subsidiary in August 1992. In August 1995, he also became Director of Operations - Canada and Europe. From 1987 to 1992, Mr. Hamilton was a principal shareholder and

President of Canada-Trans Limited, a clothing distributor and silk screening company, which was acquired by the Company in 1992.

Sarah Bany joined the Company in 1979 and has held various positions since that time, most recently (since December 1988) as Director of Retail Stores. She became a director in December 1988. Ms. Bany is Gertrude Boyle's daughter.

Murrey R. Albers became a director of the Company in July 1993. Mr. Albers is President and Chief Executive Officer of United States Bakery, a bakery with operations in Oregon, Washington, Idaho, Montana and California. Mr. Albers, who has been in his current position since June 1985, joined United States Bakery as general manager of Franz Bakery in 1975.

Edward S. George became a director of the Company in April 1989. For 30 years, until his retirement, Mr. George worked in the banking industry and, since January 1991, has served as a financial consultant to Bell Enterprises.

John Stanton became a director of the Company in July 1997. Since 1994, Mr. Stanton has served as Chairman and Chief Executive Officer of Western Wireless Corporation, a publicly held company that operates cellular communications systems in 23 western states. Mr. Stanton was Chairman and Chief Executive Office of General Cellular Corporation, a predecessor and now subsidiary of Western Wireless Corporation, in 1992. He previously co-founded McCaw Cellular Communications, where he served as Chief Operating Officer from 1985 to 1988 and as Vice Chairman from 1988 to 1991. Mr. Stanton also serves as a director of other corporations, including Advanced Digital Information Corporation and SmarTone.

     Directors are elected at the annual shareholders meeting and hold office until the next annual shareholders meeting and until their successors are elected and qualified. Non-employee directors receive $3,000 for each meeting of the Company's Board of Directors attended and reimbursement of travel expenses. Officers are appointed by the Board of Directors and serve at its discretion.

     The Company maintains an Audit Committee and a Compensation Committee. The Audit Committee oversees actions taken by the Company's independent auditors. The Compensation Committee reviews the compensation levels of the Company's executive officers and makes recommendations to the Board of Directors regarding compensation. The Compensation Committee also administers the Stock Incentive Plan. See "--Stock Incentive Plan."

     In May 1993, Mr. Santorufo pled guilty to one count of falsely understating to the U.S. Customs Service the prices of certain merchandise imported by the Company. Mr. Santorufo paid the imposed fine and successfully completed probation.

Compensation Committee Interlocks and Insider Participation

     In the last fiscal year there was no compensation committee of the Company's Board of Directors. Compensation decisions with respect to executive officers of the Company were made by Gertrude Boyle, Chairman of the Board, and Timothy P. Boyle, President and Chief Executive Officer.

Executive Compensation

Compensation Summary. The following table sets forth compensation information for the Chief Executive Officer and the four most highly compensated executive officers of the Company other than the Chief Executive Officer whose total annual compensation exceeded $100,000 in 1997 (collectively, the "Named Executive Officers").

                           Summary Compensation Table


                                                                                      Long Term Compensation
                                                                                      ----------------------
                                                                                              Awards
                                                                                           -----------
                                                       Annual Compensation                  Securities
                                                                   Other Annual             Underlying
                                         Salary         Bonus(1)   Compensation              Options
                                        --------        --------   ------------             ----------
Gertrude Boyle, Chairman of
the Board..........................     $153,920          ----     $     4,750  (3)         ----
Timothy P. Boyle, President
and Chief Executive Officer........      323,733          ----           4,750  (3)         ----
Don Richard Santorufo,
Executive Vice President and
Chief Operating Officer............      286,946          ----           4,750  (3)         ----
Grant D. Prentice, General
Manager - Outerwear
Merchandising......................      227,199          ----           4,750  (3)        68,816
Robert G. Masin, National
Sales Manager......................      213,370          ----           4,750  (3)        34,408

--------------------

(1)  Bonuses earned in 1997 will not be determined until early 1998.

(2) The Company expects that, after bonuses earned in 1997 are determined, Ms. Boyle will be deemed a Named Executive Officer.

(3) Represents amounts paid as a matching contribution to the Company's 401(k) Plan. Excludes a profit sharing contribution, which will be determined in 1998.

Options Granted in Last Fiscal Year. No stock options were granted to any Named Executive Officer during the year ended December 31, 1996.

The following table summarizes option grants to Named Executive Officers during the year ended December 31, 1997.

                              Option Grants in 1997

                                                                                       Potential
                                                                                      Realizable
                                                                                       Value at
                                                                                        Assumed
                                                                                    Annual Rates of
                                                                                      Stock Price
                                                                                   Appreciation for
                              Individual Grants                                       Option Term
------------------------------------------------------------------------------    -------------------


                             Number of
                             Securities     % of Total
                             Underlying       Options       Exercise
                               Options       Granted to     or Base
                               Granted       Employees       Price      Expiration
Name                            (#)        in Fiscal Year    ($/Sh)        Date        5% ($)       10% ($)
----                            ---        --------------    ------        ----        ------       -------
Gertrude Boyle                  ---             ---           ---          ---           ---          ---
Timothy P. Boyle                ---             ---           ---          ---           ---          ---
Don Richard Santorufo           ---             ---           ---          ---           ---          ---
Grant D. Prentice              41,290           4.8%         $ 8.30      3/12/07      $215,947     $545,028
                               27,527           3.2           13.03      11/14/07      225,997      570,359
Robert G. Masin                34,408           4.0            8.30      3/12/07       179,954      454,186


Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values. No Named Executive Officer exercised stock options during the years ended December 31, 1997 or 1996. As of December 31, 1996 no stock options were held by any Named Executive Officer. The following table summarizes information with respect to option exercises and option values for the year ended December 31, 1997 for Named Executive Officers.

                       Aggregated Option Exercises in 1997
                         and Year-End Option Values (1)


                                                                Number of
                                                               Securities                        Value of
                                                               Underlying                      Unexercised
                                                               Unexercised                     In-the-Money
                                                                Options                          Options
                         Shares                              at Year-End (#)                  at Year-End ($)
                      Acquired on        Value       -----------------------------     ------------------------------
Name                  Exercise (#)   Realized ($)    Exercisable     Unexercisable     Exercisable      Unexercisable
----                  ------------   ------------    -----------     -------------     -----------      -------------
Gertrude Boyle            ---             ---            ---              ---              ---               ---
Timothy P. Boyle          ---             ---            ---              ---              ---               ---
Don Richard Santorufo     ---             ---            ---              ---              ---               ---
Grant D. Prentice         ---             ---             0              68,817             $0             $330,871
Robert G. Masin           ---             ---             0              34,408              0              230,534

(1) Options are "in-the-money" at the year-end if the fair market value of the underlying securities on such date exceeds the exercise price of the the options. The amounts set forth represent the difference between an assumed price to the public in the Offerings of $15 and the exercise price of the options, multiplied by the applicable number of option shares.

Limitation of Liability and Indemnification

     The Company's Second Amended and Restated Articles of Incorporation (the "Articles") eliminate, to the fullest extent permitted by Oregon law, liability of a director to the Company or its shareholders for monetary damages for conduct as a director. Although liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

     The Company's Articles require the Company to indemnify its directors to the fullest extent not prohibited by law. The Company has also entered into indemnification agreements with each of the Company's directors. The Company believes that the limitation of liability provisions in its Articles and indemnification agreements may enhance the Company's ability to attract and retain qualified individuals to serve as directors.

Stock Incentive Plan

     1997 Stock Incentive Plan. On March 12, 1997, the Board of Directors adopted, and the shareholders of the Company approved, the Stock Incentive Plan. The Stock Incentive Plan provides for the award of incentive stock options to employees and the award of nonqualified stock options, stock appreciation rights, bonus rights and other incentive grants to directors, employees, independent contractors, advisors and consultants. The Company has reserved 2,000,000 shares of Common Stock for issuance under the Stock Incentive Plan. At November 30, 1997, options to purchase 859,379 shares at a weighted average exercise price of $8.92 per share were outstanding under the Stock Incentive Plan.

     The Stock Incentive Plan is administered by the Board of Directors, which has the authority, subject to the terms of the Stock Incentive Plan, to determine the persons to whom options or rights may be granted, the exercise price and number of shares subject to each option or right, the character of the grant, the time or times at which all or a portion of each option or right may be exercised and certain other provisions of each option or right.

     The exercise price of incentive stock options must not be less than the fair market value of the Common Stock at the date of the grant or, in the case of incentive stock options issued to holders of more than 10% of the outstanding Common Stock, 110% of the fair market value. The maximum term of incentive stock options is 10 years, or five years in the case of 10% shareholders. The aggregate fair market value, on the date of the grant, of the Common Stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Options are exercisable over a period of time in accordance with the terms of option agreements entered into at the time of grant. Generally, options become exercisable over a five-year period. Options granted under the Stock Incentive

Plan are generally nontransferable by the optionee and, unless otherwise determined by the Compensation Committee, must be exercised by the optionee during the period of the optionee's employment or service with the Company or within a specified period following termination thereof.

                              CERTAIN TRANSACTIONS

     In December 1997 the Company acquired all of the outstanding capital stock of GTS, Inc. ("GTS") from Gertrude Boyle, Timothy P. Boyle and Sarah Bany. GTS holds a 21 percent interest in each of the Company's Canadian, French and German subsidiaries and a less than one percent interest in the Company's Korean subsidiary. GTS was formed because the Company, as an S corporation, was prohibited from owning 80 percent or more of the stock of another corporation. As a result of the transaction, all of the Company's subsidiaries are now wholly owned. The Company issued 65,480, 150,742 and 48,680 shares of Common Stock to Ms. Boyle, Mr. Boyle and Ms. Bany, respectively, in connection with this transaction.

     The Company leases its corporate headquarters in Portland, Oregon from Ms. Boyle and leases [a warehouse] from Ms. Boyle and Mr. Boyle. Pursuant to written leases, the Company pays $76,800 annually to Ms. Boyle for use of the headquarters building and $56,100 annually to Ms. Boyle and Mr. Boyle for use of the warehouse. In 1996 and the nine months ended September 30, 1997, such lease payments totaled $132,900 and $99,675, respectively.

     In December 1996 the Company entered into a Deferred Compensation Conversion Agreement with Don Richard Santorufo, Executive Vice President and Chief Operating Officer of the Company, providing for the conversion of deferred compensation units granted under a prior agreement into an aggregate of 2,099,979 shares of the Company's Common Stock. Of those shares, 1,254,226 shares vested immediately, 389,248 shares vest ratably over three years commencing December 31, 1997, and 456,505 shares vest ratably over five years commencing December 31, 2000. The agreement provides the Company with a right to repurchase unvested shares if Mr. Santorufo's employment is terminated. In connection with the transaction, the Company loaned Mr. Santorufo approximately $5.7 million for payment of related income taxes, of which Mr. Santorufo is obligated to repay $3,818,316 on December 31, 2001 and $1,906,466 on April 15, 2002. These amounts bear interest at the rates of 6.31% and 6.49%, respectively. In addition, the Company agreed to make a loan for up to 50 percent of any additional tax liability that may be imposed on Mr. Santorufo with respect to the compensation received under the agreement as well as to pay a cash bonus to cover 50 percent of any such tax liability. The amount of this cash bonus will be increased to offset taxes owed by Mr. Santorufo as a result of such bonus. The agreement also provided for a cash bonus of $2,750,000 in consideration of past services and future bonuses in amounts equal to the accrued interest due and owing on Mr. Santorufo's loan from the Company, increased to offset taxes owed by Mr. Santorufo as the result of such bonuses. The bonuses are subject to Mr. Santorufo's agreement to assign certain proceeds and distributions on his shares to the Company as security for repayment of the loans. The agreement also grants Mr. Santorufo the right to require the Company to register certain of his shares of Common Stock for sale to the public in connection with the Offerings. Mr. Santorufo does not intend to exercise this right in connection with the Offerings.

     In connection with the Offerings and the termination of the Company's S corporation tax status, the Company entered into a tax indemnification agreement with each of its shareholders including Gertrude Boyle, Timothy P. Boyle, Sarah Bany, Don Richard Santorufo and certain trusts. The agreements provide that the Company will indemnify and hold harmless each of these shareholders for federal, state, local or foreign income tax liabilities, and costs relating thereto, resulting from any adjustment to the Company's income that are the result of an increase or change in character of the Company's income during the period it was treated as an S corporation. The agreements also provide that if there is a determination that the Company was not an S corporation prior to the Offerings, the shareholders will pay to the Company certain refunds actually received by them as a result of that determination.

     In February 1996 the Company acquired its Rivergate facility from Mr. Boyle and Mr. Santorufo, assuming an outstanding loan with a principal amount of $3,230,069. Mr. Boyle and Mr. Santorufo had acquired the property from the Company and assumed the associated loan in June 1994 and subsequently leased it back to the Company.

     Since January 1994 the Company's Canadian subsidiary has leased office and warehouse space from B.A.R.K. Holdings, Inc., a company owned by Douglas Hamilton, President and Chief Operating Officer of the Company's Canadian subsidiary and Director of Operations - Canada and Europe, and his wife. The Company pays basic rent (as defined in the lease) in the amount of C$83,400 per year under the lease, which terminates in December 2003. Mr. Hamilton, individually and as trustee for his wife, was a shareholder in the Canadian company acquired by Columbia in 1992. In the acquisition the Hamiltons received common stock in the new Columbia Canadian subsidiary, which was repurchased by the subsidiary in April 1996 for an aggregate of C$724,516.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership, as of December 23, 1997 and as adjusted to reflect the sale of the Common Stock in the Offerings, of the Common Stock by (i) each person known by the Company to own beneficially more than five percent of the Common Stock, (ii) each director of the Company, (iii) each Named Executive Officer and (iv) all directors and executive officers as a group. Except as otherwise noted, the Company believes the persons listed below have sole investment and voting power with respect to the Common Stock owned by them.


                                                                     Percentage of Common Stock
                                            Shares Beneficially   ---------------------------------
Name                                             Owned (1)        Before Offering    After Offering
----                                        ------------------    ---------------    --------------
Gertrude Boyle.........................
   6600 North Baltimore
   Portland, Oregon  97203                     4,704,380(2)            21.5%               16.5%
Timothy P. Boyle.......................       11,413,552(3)            52.1%               39.9%
   6600 North Baltimore
   Portland, Oregon  97203
Don Richard Santorufo..................        2,099,979                9.5%                7.3%
   6600 North Baltimore
   Portland, Oregon  97203
Grant D. Prentice......................           11,241(4)              *                   *
Robert G. Masin........................            7,456(5)              *                   *
Sarah Bany
   6600 North Baltimore
   Portland, Oregon  97203 ............        3,700,770(6)(7)         16.9%               12.9%
Murrey R. Albers.......................            1,119(8)              *                   *
Edward S. George.......................            2,237(9)              *                   *
John Stanton...........................              775(10)             *                   *
All directors and executive
officers as a group (15
persons)...............................       21,977,544(11)            100%               76.9%

----------------

*    Less than 1.0%

(1) Shares that the person has the right to acquire within 60 days after February 28, 1998 are deemed to be outstanding in calculating the percentage ownership of the person or group but are not deemed to be outstanding as to any other person or group.

(2) Includes 1,253,578 shares held in two grantor retained annuity trusts for which Ms. Boyle is the income beneficiary and Ms. Bany is the beneficiary of the remainder.

(3) Includes 144,514 shares held in trust, of which Mr. Boyle's wife is trustee, for the benefit of Mr. Boyle's children.

(4) Includes options to purchase 11,241 shares of Common Stock exercisable within 60 days after February 28, 1998. Excludes options to purchase 57,576 shares of Common Stock not exercisable within 60 days after February 28, 1998.

(5) Includes options to purchase 7,456 shares of Common Stock exercisable within 60 days after February 28, 1998. Excludes options to purchase 26,952 shares of Common Stock not exercisable within 60 days after February 28, 1998.

(6) Includes 137,632 shares held in trust, of which Ms. Bany's husband is trustee, for the benefit of Ms. Bany's children.

(7) Includes 767,187 shares held in two grantor retained annuity trusts for which Ms. Bany is the income beneficiary and Ms. Bany's husband and children are the beneficiaries of the remainder.

(8) Includes options to purchase 1,119 shares of Common Stock exercisable within 60 days after February 28, 1998. Excludes options to purchase 4,043 shares of Common Stock not exercisable within 60 days after February 28, 1998.

(9) Includes options to purchase 2,237 shares of Common Stock exercisable within 60 days after February 28, 1998. Excludes options to purchase 8,086 shares of Common Stock not exercisable within 60 days after February 28, 1998.

(10) Includes options to purchase 775 shares of Common Stock exercisable within 60 days after February 28, 1998. Excludes options to purchase 4,387 shares of Common Stock not exercisable within 60 days after February 28, 1998.

(11) Includes options to purchase 58,863 shares of Common Stock exercisable within 60 days after February 28, 1998. Excludes options to purchase 282,654 shares of Common Stock not exercisable within 60 days after February 28, 1998.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock.

Common Stock

     As of December 23, 1997, 21,918,681 shares of Common Stock were outstanding, held of record by eight shareholders. After the Offerings, 28,585,348 shares will be outstanding. Concurrently with the completion of the Offerings, (i) each share of the Company's nonvoting Common Stock held by shareholders other than Gertrude Boyle will be exchanged for and converted into approximately 0.935 shares of the Company's voting Common Stock, and each share of the Company's nonvoting Common Stock held by Ms. Boyle will be exchanged for and converted into approximately 1.150 shares of the Company's voting Common Stock, and (ii) each converted share of the Company's voting Common Stock will be subsequently converted into 0.736 shares of Common Stock pursuant to a reverse stock split. The following description of rights assumes these conversions and reverse split.

     Holders of Common Stock are entitled to receive dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. See "Dividend Policy and S Corporation Status." Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all liabilities of the Company and the liquidation preference of any outstanding class or series of Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company in the Offerings when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to any series of Preferred Stock that the Company may issue in the future, as described below.

Preferred Stock

     The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders of the Company. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock.

     The potential issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. The Company has no plans to issue shares of Preferred Stock.

Oregon Control Share and Business Combination Statutes

     Upon completion of the Offerings, the Company will become subject to the Oregon Control Share Act (the "Control Share Act"). The Control Share Act generally provides that a person (the "Acquiror") who acquires voting stock of an Oregon corporation in a transaction (other than a transaction in which voting shares are acquired from the issuing public corporation) that results in the Acquiror holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation (a "Control Share Acquisition") cannot vote the shares it acquires in the Control Share Acquisition ("control shares") unless voting rights are accorded to the control shares by (i) a majority of each voting group entitled to vote and (ii) the holders of a majority of the outstanding voting shares, excluding the control shares held by the Acquiror and shares held by the Company's officers and inside directors. The term "Acquiror" is broadly defined to include persons acting as a group.

     The Acquiror may, but is not required to, submit to the Company a statement setting forth certain information about the Acquiror and its plans with respect to the Company. The statement may also request that the Company call a special meeting of shareholders to determine whether voting rights will be accorded to the control shares. If the Acquiror does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual or special meeting of shareholders. If the Acquiror's control shares are accorded voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Acquiror for the control shares.

     Upon completion of the Offerings, the Company will become subject to certain provisions of the Oregon Business Corporation Act that govern business combinations between corporations and interested shareholders (the "Business Combination Act"). The Business Combination Act generally provides that if a person or entity acquires 15% or more of the outstanding voting stock of an Oregon corporation (an "Interested Shareholder"), the corporation and the Interested Shareholder, or any affiliated entity of the Interested Shareholder, may not engage in certain business combination transactions for three years following the date the person became an Interested Shareholder. Business combination transactions for this purpose include (a) a merger or plan of share exchange, (b) any sale, lease, mortgage or other disposition of 10% or more of the assets of the corporation and (c) certain transactions that result in the issuance or transfer of capital stock of the corporation to the Interested Shareholder. These restrictions do not apply if (i) the Interested Shareholder, as a result of the transaction in which such person became an Interested Shareholder, owns at least 85% of the outstanding voting stock of the corporation (disregarding shares owned by directors who are also officers and certain employee benefit plans), (ii) the board of directors approves the business combination or the transaction that resulted in the shareholder becoming an Interested Shareholder before the Interested Shareholder acquires 15% or more of the corporation's voting stock or (iii) the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (disregarding shares owned by the Interested Shareholder) approve the business combination after the Interested Shareholder acquires 15% or more of the corporation's voting stock.

                         SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offerings, there has not been any public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market, or the prospect of such sales, could adversely affect prevailing market prices.

     Upon completion of the Offerings, 28,585,348 shares of Common Stock will be outstanding. Of these shares, the 6,666,667 shares sold in the Offerings will be freely tradeable without restriction under the Securities Act, unless purchased by an "affiliate" of the Company, as that term is defined in Rule 144. The remaining 21,918,681 shares outstanding after completion of the Offerings are "restricted securities" as defined in Rule 144 and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including an exemption pursuant to Rule 144.

     The Company, its directors and officers and the holders of all of the Company's outstanding Common Stock as of the date hereof have agreed that, during the period beginning from the date of this Prospectus (or earlier with the consent of the representatives of the Underwriters), and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock (other than (i) pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus, (ii) bona fide gifts to transferees who agree to be bound by a like restriction or (iii) private sales to persons who were shareholders prior to the closing of the Offerings) or any securities of the Company that are substantially similar to the shares of the Common Stock or which are convertible into or exchangeable for securities that are substantially similar to the shares of the Common Stock without the prior written consent of the representatives of the Underwriters, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings. Upon expiration of these agreements, 21,072,927 of these shares will be eligible for immediate resale in the public market subject to the limitations of Rule 144.

     In general under Rule 144, a person, including an "affiliate" of the Company, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 286,000 shares immediately following the Offerings) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale limitations, notice requirements and the availability of current public information about the Company. Rule 144(k) provides that a person who is not an "affiliate" of the issuer at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell those shares at any time without compliance with the public information, volume limitation, manner of sale and notice provisions of Rule 144.

     As of November 30, 1997, options to purchase 859,379 shares of Common Stock were outstanding under the Stock Incentive Plan. The Company intends to file as soon as practicable following completion of the Offerings a registration statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the Stock Incentive Plan. Based on the number of options expected to be outstanding upon completion of the Offerings and shares reserved for issuance under the Stock Incentive Plan, the registration statement would cover 2,000,000 shares. See "Management - Stock Incentive Plan." The registration statement will become effective immediately upon filing, whereupon, subject to the satisfaction of applicable exercisability periods, Rule 144 volume limitations applicable to affiliates and, in certain cases, the agreements with the representatives of the Underwriters referred to above, shares of Common Stock to be issued upon exercise of outstanding options granted pursuant to the Stock Incentive Plan will be available for immediate resale in the open market.

                  VALIDITY OF THE ISSUANCE OF THE COMMON STOCK

     The validity of the issuance of the Common Stock offered in the Offerings will be passed upon for the Company by Stoel Rives LLP, Portland, Oregon and for the Underwriters by Sullivan & Cromwell, Los Angeles, California.

                                     EXPERTS

     The Consolidated Financial Statements included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered in the Offerings. This Prospectus omits certain information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered in the Offerings, reference is made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and from the Commission's Internet Web site at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Independent Auditors' Report..............................................   F-2
Consolidated Balance Sheets at December 31, 1995 and 1996 and
  September 30, 1997 (unaudited)..........................................   F-3
Consolidated Statements of Operations for the years ended December 31,
  1994, 1995 and 1996 and for the nine months ended September 30, 1996
  and 1997 (unaudited)....................................................   F-5
Consolidated Statements of Shareholders' Equity for the years ended
  December 31, 1994, 1995 and 1996 and for the nine months ended
  September 30, 1997 (unaudited)..........................................   F-6
Consolidated Statements of Cash Flows for the years ended December 31,
  1994, 1995 and 1996 and for the nine months ended September 30,
  1996 and 1997 (unaudited)...............................................   F-7
Notes to Consolidated Financial Statements................................   F-9

INDEPENDENT AUDITORS' REPORT


The Shareholders of Columbia Sportswear Company.:

We have audited the accompanying consolidated balance sheets of Columbia Sportswear Company as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Columbia Sportswear Company and subsidiaries as of December 31, 1995 and 1996, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.





DELOITTE & TOUCHE LLP

Portland, Oregon
April 10, 1997 (December 15, 1997 as to Notes 1 and 17)

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED BALANCE SHEETS
(In Thousands)
-------------------------------------------------------------------------------


                                                               December 31,
                                                         ----------------------
                                                                                     September 30,
                                                            1995           1996          1997
                                                                                      (Unaudited)
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                              $  1,288       $  3,283       $  5,058
  Short-term investments                                     --              848           --
  Accounts receivable, net of allowance of $2,369,
    $2,440, and $3,640, respectively                       88,079         60,423        141,715
  Inventories (Note 3)                                     48,404         34,638         69,249
  Prepaid expenses and other                                1,798          1,673          1,403
                                                         --------       --------       --------

           Total current assets                           139,569        100,865        217,425

PROPERTY, PLANT, AND EQUIPMENT (Note 4)                    21,271         28,197         32,337

INTANGIBLES AND OTHER ASSETS (Note 5)                       1,461          6,905          9,307
                                                         --------       --------       --------

TOTAL ASSETS                                             $162,301       $135,967       $259,069
                                                         ========       ========       ========

                                                                    (Continued)

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED BALANCE SHEETS
(In Thousands)
-------------------------------------------------------------------------------


                                                            December 31,
                                                     -------------------------
                                                                                     September 30,
                                                        1995             1996            1997
                                                                                      (Unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable to bank (Note 7)                     $  51,412        $  11,520        $  77,478
  Accounts payable                                      22,746           18,090           45,587
  Accrued expenses (Note 6)                             12,284           11,166           20,652
  Current portion of long-term debt (Note 8)             1,250              160              160
  Distribution payable to shareholders                   4,151              132               74
                                                     ---------        ---------        ---------

           Total current liabilities                    91,843           41,068          143,951

LONG-TERM DEBT (Note 8)                                   --              2,963            2,862

COMMITMENTS AND CONTINGENCIES
  (Notes 7, 14, and 15)                                   --               --               --

SHAREHOLDERS' EQUITY:
  Common shares; 50,000 shares authorized;
    issued and outstanding 27,655, 30,687, and
    30,687, respectively                                 2,163           17,886           17,886
  Retained earnings                                     68,567           81,034          101,679
  Foreign currency adjustments                            (272)            (664)          (1,717)
  Unearned portion of restricted stock issued
    for future services                                   --             (6,320)          (5,592)
                                                     ---------        ---------        ---------

           Total shareholders' equity                   70,458           91,936          112,256
                                                     ---------        ---------        ---------

TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                                             $ 162,301        $ 135,967        $ 259,069
                                                     =========        =========        =========

See notes to consolidated financial statements.                      (Concluded)

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Amounts)
-------------------------------------------------------------------------------


                                                                                            For the Nine
                                                    For the Years Ended                     Months Ended
                                                       December 31,                         September 30,
                                           --------------------------------------      ------------------------
                                             1994           1995           1996           1996           1997
                                                                                              (Unaudited)
NET SALES                                  $256,426       $303,797       $298,988       $226,239       $258,355

COST OF SALES                               148,940        182,971        176,859        135,626        144,571
                                           --------       --------       --------       --------       --------

           Gross profit                     107,486        120,826        122,129         90,613        113,784

SELLING, GENERAL, AND
   ADMINISTRATIVE                            64,049         82,083         87,954         63,593         77,757
                                           --------       --------       --------       --------       --------

INCOME FROM OPERATIONS                       43,437         38,743         34,175         27,020         36,027
                                           --------       --------       --------       --------       --------

OTHER EXPENSE:
  Interest expense, net                       3,220          5,767          4,220          3,248          2,497
  Other (Notes 13 and 15)                      --            2,500          7,477           --             --
                                           --------       --------       --------       --------       --------

           Total other expense                3,220          8,267         11,697          3,248          2,497
                                           --------       --------       --------       --------       --------

INCOME BEFORE PROVISION
  FOR INCOME TAXES                           40,217         30,476         22,478         23,772         33,530

PROVISION FOR INCOME TAXES                    1,893          1,750          1,468          1,463          1,730
                                           --------       --------       --------       --------       --------

NET INCOME                                 $ 38,324       $ 28,726       $ 21,010       $ 22,309       $ 31,800
                                           ========       ========       ========       ========       ========

PRO FORMA NET INCOME DATA:
  Income before provision for income
    taxes, as reported                     $ 40,217       $ 30,476       $ 22,478       $ 23,772       $ 33,530

  Pro forma provision for income
    taxes (Note 1)                           16,087         12,190          8,991          9,509         13,412
                                           --------       --------       --------       --------       --------

PRO FORMA NET INCOME                       $ 24,130       $ 18,286       $ 13,487       $ 14,263       $ 20,118
                                           ========       ========       ========       ========       ========

PRO FORMA NET INCOME PER
  SHARE (Note 1)                                                         $    .47                      $    .70
                                                                         ========                      ========

PRO FORMA WEIGHTED AVERAGE
  NUMBER OF COMMON AND
  COMMON EQUIVALENT SHARES
  OUTSTANDING                                                              28,934                        28,934
                                                                         ========                      ========


See notes to consolidated financial statements.

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousands)
-------------------------------------------------------------------------------

                                                                                                            Unearned
                                                         Common Stock                        Foreign       portion of
                                                    -----------------------                  Currency   restricted stock
                                                       Shares                   Retained    Translation    issued for
                                                    Outstanding     Amount      Earnings     Adjustment  future services    Total
BALANCE, JANUARY 1, 1994                               27,623     $   2,061     $  41,529    $    (196)     $    --      $  43,394

Capital contribution                                     --              21          --           --             --             21
Distribution to shareholders                             --            --         (19,623)        --             --        (19,623)
Net income                                               --            --          38,324         --             --         38,324
Foreign currency translation adjustment                  --            --            --           (124)          --           (124)
                                                    ---------     ---------     ---------    ---------      ---------    ---------

BALANCE, DECEMBER 31, 1994                             27,623         2,082        60,230         (320)          --         61,992

Stock bonus                                                32            81          --           --             --             81
Distribution to shareholders                             --            --         (20,389)        --             --        (20,389)
Net income                                               --            --          28,726         --             --         28,726
Foreign currency translation adjustment                  --            --            --             48           --             48
                                                    ---------     ---------     ---------    ---------      ---------    ---------

BALANCE, DECEMBER 31, 1995                             27,655         2,163        68,567         (272)          --         70,458

Capital contribution                                     --              30          --           --             --             30
Issuance of common stock                                3,032        15,693          --           --           (6,320)       9,373
Distribution to shareholders                             --            --          (8,543)        --             --         (8,543)
Net income                                               --            --          21,010         --             --         21,010
Foreign currency translation adjustment                  --            --            --           (392)          --           (392)
                                                    ---------     ---------     ---------    ---------      ---------    ---------

BALANCE, DECEMBER 31, 1996                             30,687        17,886        81,034         (664)        (6,320)      91,936

Distribution to shareholders (unaudited)                 --            --         (11,155)        --             --        (11,155)
Net income (unaudited)                                   --            --          31,800         --             --         31,800
Foreign currency translation adjustment (unaudited)      --            --            --         (1,053)          --         (1,053)
Amortization of unearned compensation (unaudited)        --            --            --           --              728          728
                                                    ---------     ---------     ---------    ---------      ---------    ---------

BALANCE, SEPTEMBER 30, 1997 (Unaudited)                30,687        17,886     $ 101,679    $  (1,717)     $  (5,592)   $ 112,256
                                                    =========     =========     =========    =========      =========    =========


See notes to consolidated financial statements.

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)
-------------------------------------------------------------------------------


                                                                                                                 For the Nine
                                                                        For the Years Ended                      Months Ended
                                                                             December 31,                        September 30,
                                                                   ------------------------------------     -----------------------
                                                                     1994          1995          1996         1996          1997
                                                                                                                  (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                       $ 38,324      $ 28,726      $ 21,010      $ 22,309      $ 31,800
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                                   3,086         5,048         6,419         4,689         5,238
      Noncash compensation                                             --              81         5,655           680           727
      Loss on disposal of equipment                                     321            36           155            98             1
      Changes in operating assets and liabilities:
        Accounts receivable                                         (25,118)      (16,852)       26,340       (41,934)      (84,165)
        Inventories                                                 (24,576)       (4,912)       13,749          (636)      (34,709)
        Prepaid expenses and other                                     (356)       (1,007)         (709)         (907)          248
        Other assets                                                    168           215        (5,585)         (270)       (2,702)
        Accounts payable                                             16,071        (1,458)       (3,605)       14,610        29,974
        Accrued expenses                                              2,645         1,970         3,385         5,918         9,299
                                                                   --------      --------      --------      --------      --------

           Net cash provided by (used in) operating activities       10,565        11,847        66,814         4,557       (44,289)
                                                                   --------      --------      --------      --------      --------

CASH FLOW FROM INVESTING ACTIVITIES:
  Additions to property, plant, and equipment                       (10,058)      (13,074)      (10,103)       (4,347)       (9,369)
  Proceeds from sale of property, plant, and equipment                4,282            87            33             8            49
  Purchase of short-term certificates of deposit                       --            --            (855)         --            --
  Maturity of short-term investments                                   --            --            --            --             815
                                                                   --------      --------      --------      --------      --------

           Net cash used in investing activities                     (5,776)      (12,987)      (10,925)       (4,339)       (8,505)
                                                                   --------      --------      --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) on notes payable to bank               18,744        27,615       (39,876)       15,594        66,018
  Repayments on long-term debt                                       (2,250)       (2,500)       (1,250)       (1,250)         (100)
  Repayment of note payable to shareholder                             (252)         --            --            --            --
  Distributions to shareholders                                     (19,390)      (24,527)      (12,562)      (10,901)      (11,211)
  Capital contribution from shareholders                                 21          --              30          --            --
  Payments on acquisition note                                         (408)         --            --            --            --
                                                                   --------      --------      --------      --------      --------

           Net cash provided by (used in) financing activities       (3,535)          588       (53,658)        3,443        54,707
                                                                   --------      --------      --------      --------      --------

NET EFFECT OF EXCHANGE RATE CHANGES
  ON CASH                                                                 3           (40)         (236)         (196)         (138)
                                                                   --------      --------      --------      --------      --------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                    1,257          (592)        1,995         3,465         1,775

CASH AND CASH EQUIVALENTS, BEGINNING
  OF YEAR                                                               623         1,880         1,288         1,288         3,283
                                                                   --------      --------      --------      --------      --------

CASH AND CASH EQUIVALENTS, END OF YEAR                             $  1,880      $  1,288      $  3,283      $  4,753      $  5,058
                                                                   ========      ========      ========      ========      ========

                                                                    (Continued)

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)
-------------------------------------------------------------------------------

                                                                                                                 For the Nine
                                                                        For the Years Ended                      Months Ended
                                                                             December 31,                        September 30,
                                                                   ------------------------------------     -----------------------
                                                                     1994          1995          1996         1996          1997
                                                                                                                  (Unaudited)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
    Cash paid during the year for interest, net of
      capitalized interest                                         $  3,088      $  5,725      $  4,419      $  3,721      $  2,404
    State and foreign income taxes                                    1,538         1,887         2,765         1,628         1,203

SUPPLEMENTAL DISCLOSURES OF NONCASH
  INVESTING AND FINANCING ACTIVITIES:
    Property, plant, and equipment acquired through
      assumption of debt                                           $   --        $   --        $  3,123      $  3,123      $   --
    Note receivable from sale of fixed assets                          --            --            --            --             128


See notes to consolidated financial statements.                     (Concluded)

COLUMBIA SPORTSWEAR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION AND ORGANIZATION

     Nature of the Business - Columbia Sportswear Company (the "Company") is a global leader in the design, manufacture, marketing and distribution of active outdoor apparel throughout North America, Europe, Japan, and Korea. The Company owns a 79% subsidiary, Columbia Sportswear Canada Limited ("CSCL"), which distributes outerwear in Canada. GTS, Inc., a holding company, held a 21% interest in CSCL. GTS was wholly-owned by substantially the same shareholders of the Company and had total assets of $147,000 at December 31, 1996. On December 15, 1997, the Company and GTS were merged. This merger has been accounted for in a manner similar to a pooling of interest and, accordingly, the combined financial statements presented herein reflect the merged companies as if GTS had always been a subsidiary of the Company.

     Unaudited Interim Information - The financial information with respect to the nine-month periods ended September 30, 1996 and 1997 is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for those periods are not necessarily indicative of the results to be expected for the full year.

     Pro Forma Adjustments - Upon completion of the contemplated initial public offering of common stock and the merger with GTS, the Company and GTS will be subject to federal and state income taxes from the effective date of the sale of common stock by the Company. The pro forma consolidated statement of operations income data for each of the three years in the period ended December 31, 1996 and the nine-month periods ended September 30, 1996 and 1997 reflects adjustments for income taxes based upon income before provision for income taxes as if the Company had been subject to additional federal and state income taxes based upon a pro forma effective tax rate of 40%. In addition, the Company will be required to provide a deferred tax asset for cumulative temporary differences between financial statement and income tax basis of the Company's assets and liabilities by recording a benefit for such deferred tax assets in its combined statement of operations for the period following the effective date of the offerings. Such deferred tax assets will be based on the cumulative temporary difference upon the conversion from an S corporation to a C corporation at the effective date of the sale of the common stock by the Company. The net difference between the financial statement and income tax basis of the Company's assets and liabilities is approximately $6,827,000 at December 31, 1996.

     Pro Forma Net Income Per Share - Pro forma net income per share is based on the weighted average number of shares of common stock outstanding and dilutive common equivalent shares from stock options (using the treasury stock method). The shares outstanding for all periods give effect to the 400-for-1 split as well as the following pro forma adjustments:

COLUMBIA SPORTSWEAR COMPANY

-------------------------------------------------------------------------------

                                                      Year Ended                   Nine Months Ended
                                                     December 31, 1996            September 30, 1997
                                                     -----------------       ------------------------------
Average shares outstanding
     Voting                                             2,764,748                     2,764,748
     Nonvoting                                         27,922,823                    27,922,823
                                                       ----------                    ----------
                                                       30,687,571                    30,687,571

     Effect of converting nonvoting
       shares to voting shares (1)                       (906,759)                     (906,759)
     Common stock equivalent                              473,404                       473,404
                                                       ----------                    ----------
                                                       30,254,216                    30,254,216

     Reverse stock split (2)                           (7,987,113)                   (7,987,113)

     Shares issued to pay AAA account                  22,267,103                    22,267,103

Pro forma average shares                                6,666,667                     6,666,667
                                                       ----------                    ----------
                                                       28,933,770                    28,933,770
                                                       ==========                    ==========

--------------------

(1) Amounts reflect the reduction of shares as a result of the conversion of nonvoting shares to voting shares which is planned to occur prior to consummation of the planned offering of common stock by the Company.

(2) Reverse stock split of 0.736 shares for one share expected to occur prior to consummation of the planned offering of common stock by the Company.

     Common and common equivalent shares issued during the 12-month period prior to the proposed offering have been included in the calculation using the treasury stock method as if they were outstanding for all periods presented with an offering price equivalent to $15 per share.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated.

     Short-Term Investments - Amounts consist of monies invested in certificates of deposit with original maturities greater than three months.

     Inventories are carried at the lower of cost or market. Cost is determined using the first-in, first-out method.

     Property, Plant, and Equipment - Property, plant, and equipment are stated at cost. Depreciation of equipment and amortization of leasehold improvements is provided using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 10 years. Buildings are depreciated using the straight-line method over 30 years.

     Intangibles - Goodwill is being amortized on a straight-line basis over eight years.

     Common Stock - In 1996, the Company's Board of Directors declared a 400-for-1 stock split of its common stock. All per share information in the accompanying consolidated financial statements has been retroactively adjusted to reflect this stock split.

     Taxes on Income - Shareholders of the Company have elected to have the Company be treated as an S corporation under provisions of the Internal Revenue Code of 1986. Accordingly, payment of federal and state taxes on income is the responsibility of the shareholders rather than the Company. The Company and its Board of Directors have declared distributions to shareholders in amounts approximately equal to the

COLUMBIA SPORTSWEAR COMPANY

-------------------------------------------------------------------------------

     shareholders' federal and state tax liability on the earnings of the Company. In the states of California and New York, the Company has elected C corporation status and is subject to those states' income taxes. CSCL is subject to federal and provincial income tax in Canada. The provision for income taxes differs from the amounts computed by applying the statutory federal income tax rate to income before income taxes since the Company's income is not subject to federal and certain state income taxes.

     Foreign Currency Translation - The assets and liabilities of the Company's foreign subsidiaries have been translated into U.S. dollars using the exchange rates in effect at period end, and the revenues and expenses have been translated into U.S. dollars using the average exchange rates in effect during the period. Adjustments resulting from translation adjustments are included as a separate component of stockholders' equity.

     Product Warranty - Substantially all of the Company's products carry lifetime warranty provisions for defects in quality and workmanship. The Company's estimated liability for future warranty claims related to past sales at December 31, 1995 and 1996 is approximately $2,024,000 and $2,699,000, respectively, and is recorded in accrued expenses. Warranty expense was approximately $718,000, $2,738,000, and $2,848,000 for the years ended December 31, 1994, 1995, and 1996, respectively.

     Statement of Cash Flows - For purposes of the statement of cash flows, cash and cash equivalents includes cash on hand, amounts in demand deposit accounts, and pooled investment funds with original maturities of three months or less.

     Adoption of Accounting Pronouncements - The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, for the year ended December 31, 1996. SFAS No. 121 establishes recognition and measurement criteria for losses whenever events or changes in circumstances indicate the carrying value of assets may not be recoverable on an undiscounted cash flow basis. There was no effect on the Company's combined financial statements as a result of the adoption of SFAS No. 121.

     In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. This statement is effective in fiscal 1997 with the establishment of the Stock Incentive Plan (see Note 10). The Company intends to adopt the disclosure provisions of SFAS No. 123 and account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded.

     In February 1997, the FASB issued SFAS No. 128, Earnings Per Share, which will be effective for the Company upon completion of the public offering. This statement establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. It replaces the presentation of primary EPS with a presentation of basis EPS and requires the dual presentation of basic and diluted EPS on the face of the income statement. This statement requires restatement of all prior period EPS data presented.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COLUMBIA SPORTSWEAR COMPANY

-------------------------------------------------------------------------------

3.   INVENTORIES

     Inventories as of December 31, 1995 and 1996 and September 30, 1997 (unaudited) consist of the following (in thousands):

                                         1995             1996             1997

     Raw materials                     $ 5,540          $ 4,020          $ 4,608
     Work-in-process                     5,084            5,936            5,499
     Finished goods                     37,780           24,682           59,142
                                       -------          -------          -------
                Total                  $48,404          $34,638          $69,249
                                       =======          =======          =======

4.   PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment as of December 31, 1995 and 1996 consist of the following (in thousands):

                                                             1995          1996

     Land                                                  $   225       $ 1,359
     Buildings                                               4,569        12,330
     Machinery and equipment                                19,621        20,488
     Furniture and fixtures                                  3,736         4,432
     Leasehold improvements                                  4,012         5,062
     Automobiles                                               362           438
                                                           -------       -------

                Subtotal                                    32,525        44,109
     Less accumulated depreciation and amortization         11,254        15,912
                                                           -------       -------

                Total                                      $21,271       $28,197
                                                           =======       =======

5.   INTANGIBLES AND OTHER ASSETS

     Other assets as of December 31, 1995 and 1996 consist of the following (in thousands):

                                                           1995            1996

     Note receivable from shareholder                     $ --            $3,818
     Goodwill                                              1,402           1,099
     Other                                                    59           1,988
                                                          ------          ------

                Total                                     $1,461          $6,905
                                                          ======          ======

     The note receivable from shareholder matures December 31, 2001 and bears interest at the federal rate under the Internal Revenue Code of 1986 (6.31% at December 31, 1996).

COLUMBIA SPORTSWEAR COMPANY

-------------------------------------------------------------------------------

6.   ACCRUED EXPENSES

     Accrued expenses as of December 31, 1995 and 1996 consist of the following (in thousands):


                                                         1995              1996

     Accrued bonuses                                   $ 2,746           $ 4,460
     Accrued warranty reserve                            2,024             2,698
     Other                                               7,514             4,008
                                                       -------           -------

                Total                                  $12,284           $11,166
                                                       =======           =======

7.   NOTES PAYABLE TO BANK

     The Company has available an unsecured operating line of credit providing for borrowings to a maximum of $70,000,000 during August 1, 1996 to December 15, 1996 and $50,000,000 at all other times. Interest, due monthly, is computed at the bank's prime rate minus 1.9% per annum, which was 6.35% at December 31, 1996. If the Company defaults on its payments, it is prohibited, subject to certain exceptions, from making dividend payments or other distributions. The balance outstanding was $24,797,000 and $6,250,000 at December 31, 1995 and 1996, respectively. The amended agreement also includes a fixed rate option based on the Eurodollar rate plus 75 basis points. The agreement extends to June 30, 1997 and the Company intends to extend the operating line another year.

     The Company also has available an unsecured revolving line of credit of $25,000,000 with a $45,000,000 import line of credit to issue documentary letters of credit on a sight basis. The combined Limit under this agreement is $60,000,000. The revolving line accrues interest at the bank's prime rate minus 2% per annum. The revolving line also has a fixed rate option based on the bank's cost of funds plus 35 basis points. At December 31, 1995, the Company had borrowings of $20,000,000 under the fixed rate option at an average rate of 6.3% per annum. There was no balance outstanding on this line as of December 31, 1996.

     The Company is party to a Buying Agency Agreement with Nissho Iwai American Corporation and its Canadian affiliate ("Nissho") pursuant to which Nissho provides the Company an unsecured line of credit. This line of credit is used to finance the purchase of goods outside the U.S. which are produced by the Company's independent manufacturers worldwide. The available funds are limited to $120,000,000 with a sublimit of $70,000,000 on the import line of credit. Borrowings bear interest at a rate of .5% above the three month LIBOR rate. In addition, the Company is obligated to pay Nissho a commission of 1.5% of the FOB price of the goods purchased by Nissho in its capacity as buying agent. The agreement expires September 30, 1998 but will automatically renew for a five year term unless either party elects otherwise. The balance outstanding on the import line of credit was $12,961,000 and $11,664,000 at December 31, 1995 and 1996, respectively, and is included in accounts payable. At December 31, 1996, Columbia Sportswear had $42,453,000 of firm purchase orders placed under these financing arrangements.

COLUMBIA SPORTSWEAR COMPANY

-------------------------------------------------------------------------------

     CSCL has available a line of credit providing for borrowing to a maximum of $18,000,000 Canadian (US$13,138,000). Interest, due monthly, is computed at the Canadian prime lending rate, which was 4.75% at December 31, 1996. The credit facility also includes a bankers acceptances ("B/As") option at the bank's prime acceptance fee minus 50 basis points. B/As are issued in multiples of C$100,000 with a maturity of not less than 30 days and not more than 360 days. The facility is guaranteed by the Company. At December 31, 1996, the balance outstanding was C$720,000 and C$6,500,000 (US$525,000 and US$4,745,000) under the prime and B/A options, respectively and the B/A's average rate of interest was 3.06%. At December 31, 1995, C$9,034,000 (US$6,615,000) was outstanding under the prime option.

8.   LONG-TERM DEBT

     Long-term debt as of December 31, 1995 and 1996 consists of the following (in thousands):

                                                                           1995       1996
     Senior notes payable, unsecured, interest at 10.75%, payable quarterly; principal payments due semi-annually, maturing
       June 1996                                                         $ 1,250     $   -

     Mortgage note payable                                                    -       3,123

     Less current portion                                                  1,250        160
                                                                         -------     ------
                Total long-term debt                                     $    -      $2,963
                                                                         =======     ======

     The senior notes were paid off at maturity in 1996. The Company assumed a mortgage in conjunction with the acquisition of a distribution center (Note
     14). The loan matures in June 2009 and bears interest at 8.76%. Principal payments due on the mortgage note payable as of December 31, 1996 were as follows: $160,000 in 1997; $157,000 in 1998; $171,000 in 1999; $187,000 in
     2000; $204,000 in 2001; and $2,244,000 thereafter.

9.   SHAREHOLDERS' EQUITY

     The Company is authorized to issue 50,000,000 shares of common stock, 10,000,000 of which are voting shares and 40,000,000 of which are nonvoting shares. At December 31, 1994, 1995 and 1996, 2,488,800, 2,488,800, and
     2,764,748 shares of voting, and 25,134,271, 25,166,372, and 27,922,823 shares of nonvoting stock are issued and outstanding. Shares for all periods are restated to reflect a 400-for-1 split in 1996 for each share of voting and nonvoting stock.

COLUMBIA SPORTSWEAR COMPANY

-------------------------------------------------------------------------------

10.  STOCK INCENTIVE PLANS

     On March 12, 1997, the Board of Directors of the Company approved an Employee Stock Incentive Plan (the "Plan"). The Company has reserved 2,000,000 shares of common stock for issuance pursuant to the Plan. At that date, 1,017,000 incentive stock options and 15,000 nonqualified options were granted under the Plan at an exercise price of $5.71 per share, the estimated fair value at the date of grant. The options are exercisable, if the Company completes a final underwritten public offering of Common Stock registered with the Securities and Exchange Commission, ratably over a five-year period beginning from the date of grant, and expire ten years from the date of grant. If an offering is not completed, the options are exercisable nine years from the date of the grant.

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     FASB Statement No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying value of cash and cash equivalents, short-term certificates of deposit, accounts receivable, notes payable, and long-term debt reflect their approximate fair value at December 31, 1995 and 1996 based on their stated terms and conditions.

12.  PROFIT-SHARING PLAN

     The Company has a 401(k) profit-sharing plan, which covers substantially all employees with more than one year of service.

     The Company may elect to make discretionary matching and/or non-matching contributions. All contributions to the plan are determined by the Board of Directors and totaled $948,000, $1,269,000, and $1,465,000 for the years ended December 31, 1994, 1995, and 1996, respectively.

13.  PARTICIPATION SHARE AGREEMENT

     Effective December 1990, the Company adopted a Participation Share Agreement (the "Plan") with a key employee. The Plan provided for the grant of participation shares equivalent to 10% of the Company, which were to be awarded at various dates through January 2000. Shares awarded were subjected to vesting at a rate of 20% per year. The original Plan granted the employee deferred compensation in the appreciation of a defined per-share book value of the Company since January 1987 and contained an anti-dilutive provision.

     Effective December 31, 1996, the original Plan was terminated and a Deferred Compensation Conversion Agreement (the "Agreement") was entered into. Under the Agreement, the participation shares, whether or not vested or awarded under the Plan, were converted to 276,000 shares of voting common stock and 2,756,000 shares of nonvoting common stock. Of the converted shares, 111,000 shares of voting common stock and 1,110,000 shares of nonvoting common stock awarded are subject to vesting through December 2004.

COLUMBIA SPORTSWEAR COMPANY

-------------------------------------------------------------------------------

     The total value of the share conversion is $15,693,000, of which $6,320,000 is subjected to vesting. The unvested portion is recorded as a reduction in shareholders' equity at December 31, 1996 and will be amortized to compensation expense through December 2004 as shares are earned. Compensation expense related to the Plan and the 1996 conversion totaled $1,311,000, $922,000, and $5,742,000 for the years ended December 31, 1994,
     1995, and 1996, respectively. Additionally, the Agreement also provided for a cash bonus of $2,750,000 in consideration for past services and for future bonuses to be paid in amounts equal to the accrued interest due and owing on the note receivable from shareholder (Note 5). Of the total expense for 1996 of $8,492,000, the normal recurring amount of $1,015,000 was reported as Selling, General, and Administrative expense and the balance of $7,477,000 was reported as other expense in the consolidated statement of operations.

14.  LEASE OBLIGATIONS

     The Company has a long-term lease agreement for a manufacturing facility constructed to the Company's specifications. The initial lease term is for ten years with three five-year renewal options and the lease also contains purchase options at the end of five and ten years.

     In December 1995, the Company acquired a long-term operating lease on a commercial building with the intent of operating a retail outlet. The remaining lease term is 33 years. The agreement contains a payment escalation clause which increases the payment amount every four years with the minimum increase the greater of the Consumer Price Index or 4% per annum. Rent expense is recognized on a straight-line basis over the life of the lease. The minimum lease payments are included in the schedule below.

     Additionally, the Company leases certain operating facilities from shareholders/directors of the Company. Total rent expense, including month-to-month rentals, for these leases amounted to $462,000, $626,000, and $277,000 for the years ended December 31, 1994, 1995, and 1996, respectively.

     In March 1996, the Company acquired the existing distribution center for approximately $4.5 million from a shareholder and an officer of the Company from whom the Company had previously leased the facility on a long-term basis.

     Rent expense was $1,205,000, $1,998,000, and $2,408,000 for third-party leases during the years ended December 31, 1994, 1995, and 1996, respectively.

COLUMBIA SPORTSWEAR COMPANY

-------------------------------------------------------------------------------

     Future minimum payments on all lease obligations greater than one year are as follows (amounts in thousands):

     Year Ending         Third           Related
     December 31,       Parties          Parties            Total

        1997           $ 2,521           $   194           $ 2,715
        1998             1,665                61             1,726
        1999             1,485                61             1,546
        2000             1,319                61             1,379
        2001               738                61               799
      Thereafter         8,486               121             8,608
                       -------           -------           -------
                       $16,214           $   559           $16,773
                       =======           =======           =======

15.  COMMITMENTS AND CONTINGENCIES

     Contingencies - The Company is a party to various legal claims, actions and complaints. Although the ultimate resolution of legal proceedings cannot be predicted with certainty, management believes that disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.

     In 1995, the Company settled a dispute for the right to use the name "Columbia" with a payment of $2,500,000 which has been reported as other expense in the consolidated statement of operations.

16.  GEOGRAPHIC INFORMATION

     The majority of the Company's revenues are derived from its North American operations. Such revenues amounted to 96%, 95%, and 91% of total revenues for the years ended December 31, 1994, 1995, and 1996, respectively. The remaining revenues are derived from throughout the world, with the majority occurring in Europe for each of the past three years.

17.  SUBSEQUENT EVENTS

     On April 8, 1997, the Company loaned $1,904,777 to a shareholder to fund the tax payment for stock bonuses received in fiscal year ending December 31, 1996. The note receivable matures on April 15, 2002, and bears interest at the applicable federal rate under the Internal Revenue Code of 1986.

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which will be effective for the Company beginning January 1, 1998. SFAS No. 131 redefines how operating segments are determined and requires qualitative disclosure of certain financial and descriptive information about a company's operating segments. The Company believes the segment information required to be disclosed under SFAS No. 131 will be more comprehensive than previously provided, including expended disclosure of income statement and balance sheet items for each of its reportable operating segments. The Company has not yet completed its analysis of which operating segments it will report on.

     On July 21, 1997, the Board of Directors of the Company granted an additional 45,000 shares of common stock under the Employee Stock Incentive Plan (see Note 10) and 7,500 nonqualified options, at an exercise price of $5.71 per share, the estimated fair value at the date of grant.

COLUMBIA SPORTSWEAR COMPANY

-------------------------------------------------------------------------------

     On July 31, 1997, the Company extended its unsecured operating line of credit. This extension granted available credit by which the aggregate of the outstanding principal amount of loans is less than $70,000,000 during August 1, 1997 through December 15, 1997, and $50,000,000 at all other times. The maturity date is June 30, 1998 at which time both parties can elect to extend the financing agreements.

     On November 14, 1997, the Board of Directors of the Company granted an additional 48,768 shares of common stock under the Employee Stock Incentive Plan (see Note 10) and 115,000 nonqualified options at an exercise price of $8.97 a share, the estimated fair value at the date of grant.

                                   * * * * * *

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co, NationsBanc Montgomery Securities, Inc. and PaineWebber Incorporated are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:


                                                      Number of Shares
                      U.S. Underwriter                of Common Stock
                      ----------------                ----------------

Goldman, Sachs & Co................................
NationsBanc Montgomery Securities, Inc.............
PaineWebber Incorporated...........................


                                                      ----------------
     Total.........................................          5,333,334
                                                      ================

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $_____ per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $_____ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the International Offering (the "International Underwriters") providing for the concurrent offer and sale of 1,333,333 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two Offerings are identical. The closing of the offering made hereby is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, NationsBanc Montgomery Securities, Inc. and PaineWebber International (U.K.) Ltd.

     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two Offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 800,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 5,333,334 shares of Common Stock offered. The Company has granted the International Underwriters a similar option to purchase up to an aggregate of 200,000 additional shares of Common Stock.

     The Company, its directors and officers and the holders of all of the Company's outstanding Common Stock as of the date hereof have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock (other than (i) pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus, (ii) bona fide gifts to transferees who agree to be bound by a like restriction or (iii) private sales to persons who were shareholders prior to the closing of the Offerings) or any securities of the Company that are substantially similar to the shares of the Common Stock or which are convertible into or exchangeable for securities that are substantially similar to the shares of the Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings.

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

     Prior to the Offerings, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Common Stock will be quoted on the Nasdaq National Market under the symbol "COLM."

     In connection with the Offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offerings for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the International Offering, to persons located in the United States.

====================================   ====================================

No person has been authorized to
give any information or to make any
representations other than those
contained in this Prospectus, and,
if given or made, such information
or representations must not be                  6,666,667 Shares
relied upon as having been
authorized. This Prospectus does
not constitute an offer to sell or
the solicitation of an offer to buy           Columbia Sportswear
any securities other than the                        Company
securities to which it relates or
an offer to sell or the
solicitation of an offer to buy
such securities in any
circumstances in which such offer
or solicitation is unlawful.
Neither the delivery of this                       Common Stock
Prospectus nor any sale made
hereunder shall, under any
circumstances, create any
implication that there has been no
change in the affairs of the
Company since the date hereof or
that the information contained
herein is correct as of any time                   ----------
subsequent to its date.

          ---------------                             [LOGO]

         TABLE OF CONTENTS
                                                   ----------
                              Page

Prospectus Summary.............  3
Risk Factors...................  8
Use of Proceeds................ 17
Dividend Policy and S
  Corporation Status........... 17
Dilution....................... 18
Capitalization................. 19
Selected Consolidated Financial
  Data......................... 21             Goldman, Sachs & Co.
Management's Discussion and
  Analysis of Financial                       NationsBanc Montgomery
  Condition and Results of                       Securities, Inc.
  Operations................... 23
Business....................... 32           PaineWebber Incorporated
Management..................... 51
Certain Transactions........... 58      Representatives of the Underwriters
Principal Shareholders......... 60
Description of Capital Stock... 62
Shares Eligible for Future Sale 65
Validity of the Issuance of the
  Common Stock................. 66
Experts........................ 66
Additional Information......... 66
Index to Consolidated Financial
  Statements................... F-1
Underwriting................... U-1

          ---------------

Through and including ____________,
_____ (the 25th day after the date
of this Prospectus), all dealers
effecting transactions in the
Common Stock, whether or not
participating in this distribution,
may be required to deliver a
Prospectus. This is in addition to
the obligation of dealers to
deliver a Prospectus when acting as
Underwriters and with respect to
their unsold allotments or
subscriptions.

====================================   ========================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses, other than underwriting discounts, payable by the Registrant in connection with the offer and sale of the Common Stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market entry fee.


Registration fee.......................................... $   36,187
NASD filing fee...........................................     12,767
Blue Sky fees and expenses (including legal fees).........      8,500
Nasdaq National Market entry fee..........................     50,000
Accounting fees and expenses..............................    200,000
Other legal fees and expenses.............................    200,000
Transfer agent and registrar fee..........................     15,000
Printing and engraving....................................    100,000
Miscellaneous.............................................     77,546

                                                           ----------
      Total............................................... $  700,000
                                                           ==========

----------------

Item 14.  Indemnification of Directors and Officers

     Article IV of the Registrant's Second Amended and Restated Articles of Incorporation (the "Articles"), to be effective upon completion of the Offerings, requires indemnification of current or former directors of the Registrant to the fullest extent not prohibited by the Oregon Business Corporation Act (the "Act"). The Act permits or requires indemnification of directors and officers in certain circumstances. The effects of the Articles and the Act (the "Indemnification Provisions") are summarized as follows:

     (a) The Indemnification Provisions grant a right of indemnification in respect of any proceeding (other than an action by or in the right of the Company), if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, was not adjudged liable on the basis of receipt of an improper personal benefit and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction or plea of nolo contendere, or its equivalent, is not, of itself, determinative that the person did not meet the required standards of conduct.

     (b) The Indemnification Provisions grant a right of indemnification in respect of any proceeding by or in the right of the Company against the expenses (including attorney fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no right of indemnification will be granted if the person is adjudged to be liable to the Company.

     (c) Every person who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of the person's status as a director or officer of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right.

     (d) Because the limits of permissible indemnification under Oregon law are not clearly defined, the Indemnification Provisions may provide indemnification broader than that described in (a) and (b).

     (e) The Registrant may advance to a director or officer the expenses incurred in defending any proceeding in advance of its final disposition if the director or officer affirms in writing in good faith that he or she has met the standard of conduct to be entitled to indemnification as described in (a) or (b) above and undertakes to repay any amount advanced if it is determined that the person did not meet the required standard of conduct.

     The Company has entered into indemnification agreements with each of the Company's directors, a form of which is attached as an exhibit hereto and is incorporated herein by reference.

     The Registrant may obtain insurance for the protection of its directors and officers against any liability asserted against them in their official capacities. The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of shareholders or directors or otherwise.

Item 15.  Recent Sales of Unregistered Securities

     (a) In December 1996 the Registrant entered into a Deferred Compensation Conversion Agreement with Don Richard Santorufo, the Registrant's Chief Operating Officer, providing for the conversion of deferred compensation units granted under a prior agreement into an aggregate of 2,099,979 shares of the Registrant's Common Stock. The issuance to Mr. Santorufo was made pursuant to
Section 4(2) of the Securities Act of 1933 (the "Securities Act") as a transaction not involving a public offering. The Registrant reasonably believed that the purchaser had such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment. Mr. Santorufo represented his intention to acquire the securities for investment and not with a view to distribution thereof.

     (b) In December 1997 the Registrant issued an aggregate of 264,902 shares of Common Stock to Gertrude Boyle, Timothy P. Boyle and Sarah Bany in exchange for the capital stock of GTS, Inc., a minority shareholder in certain of the Registrant's subsidiaries. The issuance was made pursuant to Section 4(2) of the Securities Act as a transaction not involving a public offering. The Registrant reasonably believed that each purchaser had such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment. Each represented an intention to acquire the securities for investment and not with a view to distribution thereof.

Item 16.  Exhibits and Financial Statement Schedules

(a)  Exhibits

     1.1       Form of U.S. Underwriting Agreement
     1.2       Form of International Underwriting Agreement
     2.1       Plan of Share Exchange Exchanging Shares of Columbia Sportswear
               Company for all of the Shares of GTS, Inc.
    *3.1       Second Amended and Restated Articles of Incorporation
    *3.2       1998 Restated Bylaws
     4.1       See Articles II of Exhibit 3.1 and Articles I of Exhibit 3.2
    *5.1       Opinion of Stoel Rives LLP
     10.1      1997 Stock Incentive Plan
     10.2      Form of Incentive Stock Option Agreement
     10.3      Form of Nonstatutory Stock Option Agreement
     10.4      Credit Agreement between the Hong Kong and Shanghai Banking
               Corporation Limited and the Registrant dated September 17, 1991, as amended.
     10.5      Buying Agency Agreement between Nissho Iwai American Corporation and the Registrant dated January 1, 1992, as amended.
     10.6      Credit Agreement between the Registrant and Wells Fargo Bank,
               N.A. dated July 31, 1997.
     10.7      Assumption Agreement by and between the Registrant, Timothy P.
               Boyle and Don Santorufo and First Interstate Bank of Oregon,
               N.A., dated February 1997.
     10.8      Lease between Penzel & Company and the Registrant dated February
               23, 1988, as amended.
    *10.9      Lease between Timothy P. Boyle and Gertrude Boyle and the
               Registrant, dated _______, 1997.
    *10.10     Lease between Gertrude Boyle and the Registrant dated ________,
               1997.
    *10.11     Lease between BB&S Development Company and the Registrant, dated
               February 12, 1996.
     10.12     Lease between B.A.R.K. Holdings, Inc. and Columbia Sportswear
               Canada Limited, dated January 3, 1994.
     10.13     Form of Stock Purchase Agreement between Columbia Sportswear
               Holdings Limited and Douglas Hamilton and Doug Hamilton in trust for Elizabeth K. Hamilton, dated August 24, 1992.
     10.14     Deferred Compensation Conversion Agreement between the Registrant and Don Santorufo, dated December 31, 1996.
    *10.15     Form of Tax Indemnification Agreement for existing shareholders.
     10.16     Employment Agreement between Carl K. Davis and the Registrant dated as of December 5, 1997.
     10.17     Form of Indemnity Agreement for Directors
     21.1      Subsidiaries of the Registrant
     23.1      Consent of Deloitte & Touche LLP
    *23.2      Consent of Stoel Rives LLP (included in Exhibit 5.1)
     24.1      Power of Attorney (included on signature page)
     27.1      Financial Data Schedule

----------------
     * To be filed by amendment.

(b)  Financial Statement Schedules

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.  Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on December 23, 1997.

                                   COLUMBIA SPORTSWEAR COMPANY



                                   By      TIMOTHY P. BOYLE
                                     ------------------------------------------
                                     Timothy P. Boyle
                                     President


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each such person whose signature appears below hereby constitutes and appoints Timothy P. Boyle and Patrick D. Anderson, or any of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any amendments (whether pre-effective or post-effective) to this Registration Statement and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or their substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the following capacities on December 23, 1997.


Signature                                    Title
---------                                    -----

Principal Executive Officer:



TIMOTHY P. BOYLE                        President, Secretary, Treasurer and
-----------------------------------     Director
Timothy P. Boyle

Principal Financial and Accounting Officer:



PATRICK D. ANDERSON
-----------------------------------     Chief Financial Officer
Patrick D. Anderson


GERTRUDE BOYLE                          Chairman of the Board of Directors
-----------------------------------
Gertrude Boyle



SARAH BANY                              Director
-----------------------------------
Sarah Bany


                                        Director
-----------------------------------
Murrey R. Albers


EDWARD S. GEORGE                        Director
-----------------------------------
Edward S. George


JOHN STANTON                            Director
-----------------------------------
John Stanton

                                  EXHIBIT INDEX



Exhibit
  No.                         Description

     1.1       Form of U.S. Underwriting Agreement
     1.2       Form of International Underwriting Agreement
     2.1       Plan of Share Exchange Exchanging Shares of Columbia Sportswear
               Company for all of the Shares of GTS, Inc.
    *3.1       Restated Articles of Incorporation
    *3.2       Bylaws
     4.1       See Articles II of Exhibit 3.1 and Articles I of Exhibit 3.2
    *5.1       Opinion of Stoel Rives LLP
     10.1      1997 Stock Incentive Plan
     10.2      Form of Incentive Stock Option Agreement
     10.3      Form of Nonstatutory Stock Option Agreement
     10.4      Credit Agreement between the Hong Kong and Shanghai Banking
               Corporation Limited and the Registrant dated September 17, 1991, as amended.
     10.5      Buying Agency Agreement between Nissho Iwai American Corporation and the Registrant dated January 1, 1992, as amended.
     10.6      Credit Agreement between the Registrant and Wells Fargo Bank,
               N.A. dated July 31, 1997.
     10.7      Assumption Agreement by and between the Registrant, Timothy P.
               Boyle and Don Santorufo and First Interstate Bank of Oregon,
               N.A., dated February 1997.
     10.8      Lease between Penzel & Company and the Registrant dated February
               23, 1988, as amended.
    *10.9      Lease between Timothy P. Boyle and Gertrude Boyle and the
               Registrant, dated _______, 1997.
    *10.10     Lease between Gertrude Boyle and the Registrant dated ________,
               1997.
    *10.11     Lease between BB&S Development Company and the Registrant, dated
               February 12, 1996.
     10.12     Lease between B.A.R.K. Holdings, Inc. and Columbia Sportswear
               Canada Limited, dated January 3, 1994.
     10.13     Form of Stock Purchase Agreement between Columbia Sportswear
               Holdings Limited and Douglas Hamilton and Doug Hamilton in trust for Elizabeth K. Hamilton, dated August 24, 1992.
     10.14     Deferred Compensation Conversion Agreement between the Registrant and Don Santorufo, dated December 31, 1996.
    *10.15     Form of Tax Indemnification Agreement for existing shareholders.
     10.16     Employment Agreement between Carl K. Davis and the Registrant dated as of December 5, 1997.
     10.17     Form of Indemnity Agreement for Directors
     21.1      Subsidiaries of the Registrant
     23.1      Consent of Deloitte & Touche LLP
    *23.2      Consent of Stoel Rives LLP (included in Exhibit 5.1)
     24.1      Power of Attorney (included on signature page)
     27.1      Financial Data Schedule

----------------

     * To be filed by amendment.